Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The information set forth below updates the information contained in our annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2025 and any other documents that we have filed or furnished with the SEC and should be read in conjunction therewith. Except as the context otherwise may require, references in this report to “Cemex,” the “Company,” “we,” “us” or “our” refer to Cemex, S.A.B. de C.V. and its consolidated entities. See note 29 to our audited consolidated financial statements included in the 2024 Annual Report for a description of our material accounting policies including our principles of consolidation.

Unless otherwise indicated, references in this report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this report to “CPOs” are to Cemex, S.A.B. de C.V.’s Ordinary Participation Certificates (Certificados de Participación Ordinarios), each CPO represents two shares of Series A common stock, with no par value (“Series A shares”), and one share of Series B common stock, with no par value (“Series B shares”), of Cemex, S.A.B. de C.V. References to “ADSs” are to American Depositary Shares of Cemex, S.A.B. de C.V, each ADS represents 10 CPOs.

Unless otherwise indicated, the discussion of financial and operative information included in this report excludes our operations in Guatemala, the Philippines and the Dominican Republic, which we disposed of in September 2024, December 2024 and January 2025, respectively. Considering the disposal of these entire reporting operating segments, our statements of income present as part of the single line item of “Discontinued operations,” net of income tax, the results of: (a) the operating segment in the Philippines for the three-month period ended March 31, 2024; (b) the operating segment in Guatemala for the three-month period ended March 31, 2024; and (c) the operating segment in the Dominican Republic for the three-month period ended March 31, 2024 and the period from January 1 to January 30, 2025. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions,” “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” in the 2024 Annual Report for more information. Also see note 28 in our 2024 audited consolidated financial statements in the 2024 Annual Report.

See notes 17.1, 17.2 and 29.4 to our 2024 audited consolidated financial statements in the 2024 Annual Report for a detailed description of our debt and other financial obligations. Total debt plus other financial obligations (which does not include $2,000 million aggregate principal amount of our 5.125% Subordinated Notes and our 9.125% Subordinated Notes each with no fixed maturity (together, the “Subordinated Notes”) outstanding as of March 31, 2025) differs from the calculation of debt under our main credit agreements, dated as of October 29, 2021 (as last amended on October 30, 2023 and as further amended and/or restated from time to time, the “Amended 2021 Credit Agreement”); dated as of December 20, 2021 (as last amended on December 6, 2023 and as further amended and/or restated from time to time, the “Mexican Peso Banorte Agreement”); and dated as of October 7, 2022 (as last amended on April 11, 2024 and as further amended and/or restated from time to time, the “2022 EUR Credit Agreement,” and collectively with the Amended 2021 Credit Agreement and the Mexican Peso Banorte Agreement, the “Credit Agreements”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Indebtedness” for more information. In our 2024 audited consolidated financial statements included in the 2024 Annual Report and in our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein, we refer to the Amended 2021 Credit Agreement as the 2023 Credit Agreement.

Under IAS 32, Financial Instruments: Presentation (“IAS 32”), we concluded that the Subordinated Notes do not meet the definition of financial liability, and consequently are classified in controlling interest stockholders’ equity within Other equity reserves and are therefore excluded from total debt plus other financial obligations throughout this report. Given their qualification as equity instruments based on IFRS Accounting Standards (“IFRS”), the Subordinated Notes are also excluded from the definition of “Indebtedness” for purposes of determining compliance with the covenants set forth in the Credit Agreements. See note 21.2 to our 2024 audited consolidated financial statements in the 2024 Annual Report for a detailed description of the Subordinated Notes.

We also refer in various places within this report to non-IFRS measures, including “Operating EBITDA.” “Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses, as more fully explained in “Selected Consolidated Financial Information.” Additionally, we refer to “Operating EBITDA Margin,” which is calculated by dividing our “Operating EBITDA” by our revenues. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for the 2024 audited consolidated financial results of Cemex, S.A.B. de C.V. prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. Furthermore, our management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

We have approximated certain numbers in this report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our expectations and projections about future events based on our knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to our plans, objectives, goals, targets and expectations (operative, financial or otherwise). Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary, including materially, from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions, and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

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changes in general economic, political and social conditions, including new governments and decisions implemented by such new governments, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence, and the liquidity of the financial and capital markets in Mexico, the United States, the European Union (the “EU”), the United Kingdom or other countries in which we operate;

•	the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products;

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our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors;

•	volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans;

•	changes in spending levels for residential and commercial construction and general infrastructure projects;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

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any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase;

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availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, good and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains;

•	our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential suppliers;

•	competition in the markets in which we offer our products and services;

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the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations;

•	our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner;

•	the timing and amount of federal, state, and local funding for infrastructure;

•	changes in our effective tax rate;

•

our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations;

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the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights, and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we operate;

•	the effects of currency fluctuations on our results of operations and financial condition;

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our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding senior notes and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations;

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adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims;

•	our ability to protect our reputation and intellectual property;

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our ability to consummate asset sales or consummate asset sales in terms favorable to us, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals;

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the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches;

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the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

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trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain;

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availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers, for transport, loading and unloading of our materials or that are otherwise a part of our supply chain;

•	labor shortages and constraints;

•	our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations;

•	our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities;

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terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East, and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime;

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the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19);

•	our ability to implement our “Future in Action” climate action program and achieve our sustainability goals and objectives; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2024 Annual Report.

Many factors could cause our expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance, or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of our operations and the development of market conditions in which we operate, or other circumstances or assumptions that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of our forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements, as such forward-looking statements speak only as of the date on which they are made. The forward-looking statements and information contained in this report are made as of the date of this report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this report, whether to reflect new information, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores).

CAUTIONARY STATEMENT REGARDING ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (“ESG”) AND SUSTAINABILITY-RELATED DATA, METRICS, AND METHODOLOGIES

This report includes non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

The preparation of certain information on ESG and sustainability matters contained in this report requires the application of a number of key judgments, assumptions, and estimates. The reported measures in this report reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in this report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

There is currently no single globally recognized or accepted, consistent or comparable set of definitions or standards (legal, regulatory, or otherwise), nor widespread cross-market consensus, of (i) what constitutes, a “green,” “social,” “sustainable,” or any other similarly-labelled activity, product, or asset; (ii) the precise attributes required for a particular activity, product, or asset to be defined as “green,” “social,” “sustainable” or any other similar label; or (iii) climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation can be given, that our activities, products, or assets and/or reporting of such activities, products, or assets will meet any present or future expectations or requirements for describing or classifying such activities, products, or assets as “green,” “social,” “sustainable,” or any other similar label. We expect policies, regulatory requirements, standards, and definitions to continuously develop and evolve over time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING ESG OR SUSTAINABILITY STATEMENTS

Certain sections in this report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, Business and Human Rights, corporate governance, Research and Development (“R&D”) and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our “Future in Action” climate action program, as well various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to:

•	the extent and pace of climate change, including the timing and manifestation of physical and transition risks;

•	the macroeconomic environment;

•	uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies;

•	the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks;

•	changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven;

•	the roll-out of low carbon infrastructure;

•	the availability and adoption of renewable energy within our value chain;

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the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage (“CCUS”);

•	the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data;

•	lack of transparency and comparability of climate-related forward-looking methodologies;

•	variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and

•	reliance on assumptions and future uncertainty (calculations of forward-looking metrics are complex and require many methodological choices and assumptions).

Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

Geographic Breakdown of External Revenues by Reportable Segment for the Three-Month Period Ended March 31, 2025

The following chart indicates the geographic breakdown of our external revenues by reportable segment, for the three-month period ended March 31, 2025:

Breakdown of External Revenues by Line of Business for the Three-Month Period Ended March 31, 2025

The following chart indicates the breakdown of our external revenues by line of business for the three-month period ended March 31, 2025:

RECENT DEVELOPMENTS

Recent Developments Relating to our Regulatory Matters

Claim in California

In December 2024, two landowners filed their first amended complaint in California state court against Cemex, Inc., one of our U.S. subsidiaries, and another party alleging that substances released from a previously divested operation by Cemex, Inc. in Los Angeles County contaminated properties owned by the landowners, which caused diminution in value and other damages. As of the date of this report, the proceedings are at an early stage, and we are not able to assess if these claims will lead to any damages payable by Cemex, Inc. However, if this compliant is adversely resolved against Cemex, Inc., we do not expect that any resulting damages would have a material adverse effect on our results of operations, liquidity or financial condition.

Imposition of Tariffs by the United States

In 2025, the current U.S. administration issued executive orders imposing, in addition to any preexisting tariffs, (i) 10% ad valorem tariffs on Canadian energy and energy resources, and (ii) 25% ad valorem tariffs on Mexican products and Canadian products (other than Canadian energy or energy resources subject to the 10% ad valorem tariffs). These tariffs became effective on March 4, 2025 and applied to cement, aggregates and other products we import into the United States from Mexico and Canada as part of our business. On March 6, 2025, the U.S. administration delayed until April 2, 2025 the ad valorem tariffs applicable to Mexican products and Canadian products imported into the United States, provided the corresponding products are compliant with the USMCA. As of the date of this report, these tariffs remain suspended and have not come into effect with respect to Mexican products and Canadian products imported into the United States that are compliant with the USMCA. As of the date of this report, we believe that substantially all products we import into the United States from Mexico and Canada as part of our business are compliant with the USMCA and therefore no tariffs apply.

Also, in 2025, the U.S. administration announced country-specific reciprocal tariffs on 60 countries (the “Country-Specific Reciprocal Tariffs”) and a 10% baseline tariff on all other countries, except Mexico and Canada. Effective April 10, 2025, the Country-Specific Reciprocal Tariffs were suspended for 90 days for all countries except China, whose imports would be subject to a combined effective rate of at least 145% after Country-Specific Reciprocal Tariffs and other tariffs. In the interim, the 10% baseline tariff will apply to all countries, except Mexico and Canada.

On May 14, 2025, the U.S. administration and China agreed to a 90-day tariff pause, reducing U.S. tariffs on Chinese goods from 145% to 30%.

On May 28, 2025, the U.S. Court of International Trade struck down the Country-Specific Reciprocal Tariffs and the 10% baseline tariff on all other countries, as well as the fentanyl and immigration tariffs against imports from Canada, Mexico and China, stating that the imposition of such tariffs under the International Emergency Economic Powers Act exceeded legal authority (the “USCIT Ruling”). The U.S. administration immediately appealed the federal court’s ruling. On May 29, 2025, a federal appeals court temporarily stayed the USCIT Ruling. On the same day, the District Court for the District of Columbia issued a preliminary injunction with respect to the same tariffs.

As of the date of this report, according to our interpretation of applicable laws and regulations and the various court rulings, imports of our products from the main countries in which we have operations into the United States and/or from which we generally source products we import into the United States and/or from which products imported into the United States in our industry are generally sourced, are subject to the following tariffs on a country-by-country basis: (i) Mexico and Canada, 0% on USMCA-compliant products, 25% on USMCA non-compliant products and 25% on aluminum and steel; (ii) China, 30%, generally; and (iii) other countries, 10%.

If the tariffs imposed under the U.S. administration’s executive orders come into effect with respect to Mexican products imported into the United States even if compliant with the USMCA or if the Country-Specific Reciprocal Tariffs come into effect, considering that substantially all products we import into the United States are sourced from Mexico, Turkey, Vietnam, Saudi Arabia, Spain, China, Thailand, South Korea and Guyana, as of the date of this report, depending on the amount of the ad valorem tariffs that come into effect, these tariffs could have a adverse effect on our operations, results of operations, liquidity, and financial condition, which could be material.

Recent Developments Relating to Our Business Strategy

Further to the senior level organizational changes that became effective on April 1, 2025, as of the date of this report, we expect to (i) focus on sustainable and profitable growth, (ii) streamline operations through “Project Cutting Edge,” (iii) commit to disciplined capital allocation aimed at maximizing shareholder return, (iv) focus on operational excellence, further deleveraging, increased free cash flow and enhanced returns, and (v) shift our growth strategy from growth capital expenditures to accretive small to mid-size acquisitions in the United States. Project Cutting Edge is currently our main savings program whose main ongoing initiatives focus on supply chain, logistics and procurement optimization by heavily leveraging digital technology and rightsizing our distribution networks, operating efficiency through power and fuel mix optimization, costs and selling, general and administrative expense reductions, and achieving free cash flow savings through enhancements in interest payments and maintenance capital expenditures.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below for the three-month periods ended March 31, 2024 and 2025 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the three-month period ended March 31, 2025 are not indicative of operating results to be expected for the entire year.

Our audited consolidated financial statements included in the 2024 Annual Report were prepared in accordance with IFRS, which differ in significant respects from U.S. generally accepted accounting principles (“GAAP”). The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP. Accordingly, we do not reconcile our financial information to U.S. GAAP.

Our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein are prepared under IFRS on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2024 Annual Report.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	For the Three- Month Period Ended March 31,
	2024	2025
	(in millions of Dollars, except ratios and share and per share amounts)
Statement of Income Information:
Revenues	$3,942	$3,649
Cost of sales(1)	(2,615)	(2,515)
Gross profit	1,327	1,134
Operating expenses	(906)	(842)
Operating earnings before other expenses, net(2)	421	292
Other expenses, net	(19)	(46)
Operating earnings(2)	402	246
Financial items(3)	(139)	(76)
Share of profit of equity accounted investees	9	5
Earnings before income tax	272	175
Income tax	(36)	(51)
Discontinued operations(4)	22	618
Non-controlling interest net income	4	8
Controlling interest net income	254	734
Basic earnings per share(5)(6)	0.0059	0.0169
Diluted earnings per share(5)(6)	0.0058	0.0166
Basic earnings per share from continuing operations(5)(6)	0.0054	0.0027
Diluted earnings per share from continuing operations(5)(6)	0.0053	0.0026
Weighted-average number of shares outstanding - basic(5)(7)	43,463	43,463
Weighted-average number of shares outstanding - diluted(5)(7)	44,066	44,122

	As of
	December 31, 2024	March 31, 2025
	(in millions of Dollars)
Statement of Financial Position Information:
Cash and cash equivalents	$864	$1,179
Assets held for sale and other current assets(8)	370	167

	As of
	December 31, 2024	March 31, 2025
	(in millions of Dollars)
Property, machinery and equipment, net and assets for the right-of-use, net(11)	11,240	11,420
Other assets	14,825	15,209
Total assets	27,299	27,975
Current debt	189	626
Other current liabilities	5,903	5,740
Non-current debt	5,340	4,955
Other non-current liabilities	3,390	3,423
Total liabilities	14,822	14,744
Non-controlling interest	301	296
Total controlling interest	12,176	12,935

	For the Three- Month Period Ended March 31,
	2024	2025
	(in millions of Dollars, except ratios and share and per share amounts)
Other Financial Information:
Book value per share(5)(9)	$0.2763	$0.2932
Operating EBITDA(10)	731	601
Capital expenditures	221	249
Depreciation and amortization of assets	310	309
Cash flows provided by operating activities from continuing operations	261	40
Basic earnings per CPO from continuing operations(5)(6)	0.0159	0.0079
Basic earnings per CPO(5)(6)	0.0173	0.0499
Total debt plus other financial obligations(11)	8,465	7,401

(1)

Cost of sales represents the production cost of inventories at the moment of sale and includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”

(2)

In the statements of income, we include the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of our “Operating EBITDA” as explained in note 2 to our 2024 audited consolidated financial statements included in the 2024 Annual Report. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS to the non-IFRS measure of Operating EBITDA by adding back depreciation and amortization. Under current IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statements of income varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes net interest cost of pension liabilities, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results, effects of amortized cost on assets and liabilities and others, net. See notes 6.1 and 6.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein

(4)

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of income present as part of the single line item of “Discontinued operations,” net of income tax, the results of: (a) the operating segment in the Philippines for the three-month period ended March 31, 2024; (b) the operating segment in Guatemala for the three-month period ended March 31, 2024; and (c) the operating segment in the Dominican Republic the three-month period ended March 31, 2024 and the period from January 1 to

January 30, 2025. See note 3.1 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein
(5)

Cemex, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of March 31, 2025, 99.99% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, with each ADS representing 10 CPOs. No CPOs were repurchased in the three-month periods ended March 31, 2024 and 2025 under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held March 22, 2024 and March 25, 2025.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the last three months. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in note 3.1 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein, and in connection with our discontinued operations mentioned above, for the three-month period ended March 31, 2024, “Basic earnings per share” and “Diluted earnings per share” include $0.0053 and $0.0053, respectively, from “Continuing operations” and for the three-month period ended March 31, 2025, “Basic earnings per share” and “Diluted earnings per share” include $0.0026 and $0.0026, respectively. In addition, for the three-month period ended March 31, 2024, “Basic earnings per share” and “Diluted earnings per share” include $0.0005 and $0.0005, respectively, from “Discontinued operations” and for the three-month period ended March 31, 2025, “Basic earnings per share” and “Diluted earnings per share” include $0.0140 and $0.0140, respectively, from “Discontinued operations.”

(7)

Cemex, S.A.B. de C.V. did not pay a dividend in the three-month period ended March 31, 2024. No recapitalization of retained earnings was proposed at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 22, 2024. Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 22, 2024, Cemex, S.A.B. de C.V. approved the payment of a $120 million dividend, payable in four equal installments. Cemex, S.A.B. de C.V. paid the fourth and last installment of a cash dividend to shareholders during the three-month period ended March 31, 2025 in the amounts of $0.013974 Mexican Pesos per share (equivalent to $0.000689 per share). Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2025, Cemex, S.A.B. de C.V. approved the payment of a $130 million dividend, payable in four equal installments.

(8)	For the year ended December 31, 2024, and the three-month period ended March 31, 2025, included other assets held for sale for $265 million and $33 million, respectively.
(9)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(10)

“Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. See note 17.1 to our 2024 audited consolidated financial statements included in the 2024 Annual Report. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of income, and to cash flows provided by operating activities from continuing operations before financial expense, coupons on the Subordinated Notes and income taxes, as reported in the statement of cash flows. Financial expense as reported in the statements of income does not include the coupons accrued of Subordinated Notes in the three-month periods ended March 31, 2024 and 2025 of $37 million and $37 million, respectively, as described in note 17.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

(11)

Oher financial obligations include: (a) lease contracts as per IFRS 16; and (b) liabilities secured with accounts receivable. See note 14.2 to our unaudited condensed consolidated financial statements as of as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

	For the Three- Month Period Ended March 31,
	2024	2025
	(in millions of Dollars)
Reconciliation of cash flows provided by operating activities from continuing operations to Operating EBITDA
Cash flow provided by operating activities from continuing operations	$261	$40
Plus/minus:
Changes in working capital excluding income taxes	446	485
Depreciation and amortization of assets	(310)	(309)
Other items, net	24	76

Operating earnings before other expenses, net	421	292
Plus:
Depreciation and amortization of assets	310	309

	For the Three- Month Period Ended March 31,
	2024	2025
	(in millions of Dollars)
Operating EBITDA	$731	$601

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein. Our material accounting policies are described in note 29 to our 2024 audited consolidated financial statements included in the 2024 Annual Report.

On April 28, 2025, we announced our results for the three-month period ended March 31, 2025. The interim results of operations for the three-month period ended March 31, 2025 are not indicative of operating results to be expected for the entire year or any subsequent interim period. The following is a discussion of our results for the three-month period ended March 31, 2025 as compared to the same period in the prior year.

Consolidation of Our Results of Operations

Our unaudited condensed consolidated financial statements included herein include all entities in which we hold a controlling interest or which we otherwise control. Control exists, and consolidation is required, only when we have all of the following: (a) the power, directly or indirectly, to direct the relevant activities of an entity; (b) the exposure to variable returns from our involvement with such entity; and (c) the ability to use our power over such entity to affect its returns.

Investments in associates when we have significant influence, which is generally presumed with a minimum equity interest of 20% and/or joint venture arrangements, in which we and other third-party investors have joint control and have rights to the net assets of the arrangements, are accounted for by the equity method. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest in the associate’s equity and earnings.

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

Discontinued Operations

Considering the disposal of entire reporting operating segments, our statements of income present as part of the single line item of “Discontinued operations” the results of operations, net of income tax, of the following transactions (as further described below): (a) the operating segment in the Philippines for the three-month period ended March 31, 2024; (b) the operating segment in Guatemala for the three-month period ended March 31, 2024; and (c) the operating segment in the Dominican Republic the three-month periods ended March 31, 2024 and the period from January 1 to January 30, 2025. See note 3.1 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Acquisition of Operations

Our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein do not include operating results corresponding to newly acquired businesses before we assumed control.

Significant Transactions

For the three-month periods ended March 31, 2024 and 2025, our consolidated results reflect the following transactions:

•

On January 30, 2025, we closed the sale of our operations in the Dominican Republic and businesses in Haiti to a subsidiary of Cementos Progreso Holdings, S.L. (“Progreso”) and its strategic partners, for a total consideration of $928 million subject to post-closing adjustments related to cash, debt and working capital. The divested assets mainly consist of one cement plant in the Dominican Republic comprised of two integrated production lines and related cement, concrete and aggregates assets; marine terminals and a commercialization business in Haiti. For the three month periods ended March 31, 2024 and for the period from January 1 to January 30, 2025, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the three-month period ended March 31, 2025 a gain on sale of $593 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $13 million.

Consolidated Statements of Income Data

The following table sets forth our selected consolidated statements of income data for each of the three-month periods ended March 31, 2024 and 2025 expressed as a percentage of revenues.

	For the Three- Month Period Ended March 31,
	2024	2025
Revenues	100%	100%
Cost of sales	(66.3)	(68.9)
Gross profit	33.7	31.1
Operating expenses	(23.0)	(23.1)
Operating earnings before other expenses, net	10.7	8.0
Other expenses, net	(0.5)	(1.3)
Operating earnings	10.2	6.7
Financial expense	(3.6)	(3.0)
Financial income and other items, net	0.1	1.0
Share of profit on equity accounted investees	0.2	0.1
Earnings before income tax	6.9	4.8
Income tax	(0.9)	(1.4)
Net income from continuing operations	6.0	3.4
Discontinued operations	0.5	16.9
Consolidated net income	6.5	20.3
Non-controlling interest net income	0.1	0.2
Controlling interest net income	6.4	20.1

Key Components of Results of Operations

Revenues

Revenues are primarily comprised from the sale and distribution of cement, ready-mix concrete, aggregates, and Urbanization Solutions, which accounted for 97% and 96% of our consolidated external revenues for the three-month periods ended March 31, 2024 and 2025, respectively. We recognized revenues at a point in time or overtime in the amount of the price, before tax on sales, expected to be received for goods and services supplied due to ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Cost of Sales

Cost of sales represents the production cost of inventories at the moment of sale, including raw materials and goods for resale, payroll related to the production phase, electricity, fuels, and other services, depreciation and amortization of assets involved in the production, maintenance, repairs and supplies, freight expenses of raw material in plants and delivery expenses of our ready-mix concrete business, among other production costs. Cost of sales does not include (i) expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sales, which are included in administrative and selling expenses, and (ii) freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of distribution expenses. Administrative and selling expenses and distribution expenses are included in operating expenses. As a percentage of revenues, cost of sales represented 66.3% and 68.9% for the three-month periods ended March 31, 2024 and 2025, respectively.

Operating Expenses

Operating expenses comprise administrative and selling expenses and distribution and logistics expenses. Administrative expenses represent the expenses associated with personnel, services, and equipment, including depreciation and amortization related to managerial activities and back-office for our management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to storage expenses at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities. As a percentage of revenues, operating expenses represented 23.0% and 23.1% for the three-month periods ended March 31, 2024 and 2025, respectively. The main operating expenses are comprised of transportation cost, payroll of personnel, depreciation and amortization of assets related to the operating expenses, as well as professional legal, accounting, and advisory services and maintenance, repairs, and supplies accounted for 95% and 98% for the three-month periods ended March 31, 2024 and 2025, respectively.

Other Expenses, Net

The line item Other expenses, net consists primarily of revenues and expenses not directly related to our main activities or which are of nonrecurring nature, including impairment losses of long-lived assets, results on disposal of assets, which relates to sales of property plant and equipment, and restructuring costs, losses in connection with property damages and natural disasters and incremental costs, among others. For the three-month periods ended March 31, 2024 and 2025, Other expenses, net, amounted to $19 million and $46 million, respectively. As a percentage of revenues, Other expenses, net, represented 0.5% and 1.3% for the three-month periods ended March 31, 2024 and 2025, respectively.

Financial income and other items, Net

Financial income and other items, net, includes (i) effects of amortized cost on assets and liabilities; (ii) net interest cost of defined benefit liabilities; (iii) results from financial instruments, net; (iv) foreign exchange results, comprising foreign exchange gains and losses in connection with the effects of foreign exchange fluctuations on our assets and liabilities denominated in currencies other than the Dollar; (v) financial income, which relates to income in connection with deposits and investments; and (vi) others. As a percentage of revenues, financial income, and other items, net, represented 0.1% and 1.0% for the three-month periods ended March 31, 2024 and 2025, respectively.

Income Tax

Income tax comprises current income taxes plus deferred income taxes. For the three-month periods ended March 31, 2024 and 2025, our statutory income tax rate in Mexico was 30% in both periods. Our average effective tax rate, which equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the statement of income, was 13.3% and 29.4% for the three-month periods ended March 31, 2024 and 2025, respectively. As mentioned above, the effects reflected in the statement of income for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting the effect of uncertain income tax treatments. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow how we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Three-Month Period Ended March 31, 2025 Compared to Three-Month Period Ended March 31, 2024

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024 in our (i) domestic cement and ready-mix concrete sales volumes, which refer entirely to sales to external customers, (ii) export sales volumes of cement, which include both sales to external customers and intragroup export sales from one reportable operating segment to another, and (iii) domestic cement and ready-mix concrete average sales prices for each of our reportable operating segments.

Reportable operating segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. Cemex discloses its segment information presenting 13 reportable operating segments under IFRS 8. We operate geographically and by line of business on a regional basis. For the reported periods, our operations were organized in four geographical regions, each under the supervision of a regional president, as follows: (1) Mexico, (2) United States, (3) Europe, the Middle East and Africa (“EMEA”), comprising 10 operating segments, of which four operating segments were aggregated into a single reportable operating segment as described below, and (4) South America, Central America and the Caribbean (“SCA&C”), comprising 10 operating segments, of which eight operating segments were aggregated into two reportable operating segments as described below. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 29 to our 2024 audited consolidated financial statements included in the 2024 Annual Report.

As of March 31, 2025, considering similar regional and economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates, and Urbanization Solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among our geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: (i) the “Rest of EMEA” refers to our operating segments and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) the “Rest of SCA&C” refers to our operating segments and activities in Puerto Rico, Nicaragua, Jamaica and the Caribbean, excluding the operations of Caribbean TCL; and (iii) the “Caribbean TCL” refers to TCL’s operating segments mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following: (1) our cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reportable operating segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section present Domestic Sales Volumes of cement and ready-mix concrete, consisting entirely of sales to external customers, as well as Export Sales Volumes of cement to both external customers and other operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers.

	Domestic Sales Volumes		Export Sales Volumes (Intragroup Transactions)	Export Sales Volumes to External Customers	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete
Mexico	-9%	-6%	-27%	-39%	+3%	+5%
United States	-3%	-4%	—	—	FLAT	+1%
EMEA
United Kingdom	+3%	-1%	—	—	-4%	-3%
France	—	-11%	—	—	—	+3%
Germany	+14%	+3%	+12%	—	-4%	-3%
Poland	-6%	-5%	>+100%	>+100%	+2%	+10%
Spain	+4%	+14%	-44%	+31%	-1%	+2%
Israel	—	+29%	—	—	—	+1%
Rest of EMEA	+6%	+14%	—	-43%	-1%	+3%
SCA&C
Colombia	FLAT	+8%	—	—	+1%	+7%
Panama	-4%	+10%	+100%	>+100%	-2%	-2%
Caribbean TCL	+3%	-53%	—	+33%	+5%	+2%
Rest of SCA&C	+13%	+6%	—	+460%	-1%	+1%

“—” = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Rest of EMEA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for the Rest of EMEA and Rest of SCA&C reportable segments are based on total sales volumes in the respective segment.

On a consolidated basis, our domestic cement sales volumes decreased 2%, from 10.5 million tons in the three-month period ended March 31, 2024 to 10.2 million tons in the comparable period in 2025, and our ready-mix concrete sales volumes increased 1%, from 10.2 cubic meters in the three-month period ended March 31, 2024 to 10.3 cubic meters in the comparable period in 2025. Our revenues decreased 7%, from $3,942 million in the three-month period ended March 31, 2024 to $3,649 million for the same period in 2025, and our operating earnings before other expenses, net decreased 31%, from $421 million in the three-month period ended March 31, 2024 to $292 million for the same period in 2025. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues of both external revenues and revenues including intragroup transactions, as well as operating earnings before other expenses, net and Operating EBITDA for each of our reporting segments for the three-month periods ended March 31, 2024 and 2025. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies.

As mentioned above, our “Operating EBITDA” is the financial measure used by our chief executive officer when assessing segment performance and profitability and deciding how to allocate resource, and our “Operating Earnings Before Other Expenses, Net” is the closest line item to Operating EBITDA presented in our statements of income under IFRS included elsewhere in this report and is a stepping stone for calculating Operating EBITDA by adding back depreciation and amortization.

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues including intragroup transactions For the Three-Month Period Ended March 31,		Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	External Revenues For the Three-Month Period Ended March 31,
				2024	2025				2024	2025
Mexico	-9%	-16%	-25%	1,314	981	-9%	-16%	-25%	1,278	955
United States	-4%	—	-4%	1,234	1,190	-4%	—	-4%	1,234	1,190
EMEA
United Kingdom	-2%	+1%	-1%	216	213	-2%	+1%	-1%	216	213
France	-8%	-2%	-10%	196	177	-8%	-2%	-10%	196	177
Germany	+1%	-2%	-1%	87	89	+1%	-2%	-1%	78	77
Poland	+3%	-2%	+1%	109	112	+3%	-2%	+1%	109	110
Spain	+7%	-3%	+4%	112	112	+7%	-3%	+4%	100	104
Israel	+24%	+1%	+25%	161	200	+24%	+1%	+25%	161	200
Rest of EMEA	+7%	-3%	+4%	176	183	+7%	-3%	+4%	176	183
SCA&C
Colombia	+3%	-7%	-4%	113	108	+3%	-7%	-4%	112	108
Panama	-11%	—	-11%	38	36	-11%	—	-11%	34	31
Caribbean TCL	+8%	FLAT	+8%	85	93	+8%	FLAT	+8%	80	87
Rest of SCA&C	+10%	—	+10%	71	77	+9%	—	+9%	71	77
Reportable Segments	—	—	—	—	—	-9%	—	-9%	3,845	3,512
Other Activities	—	—	—	—	—	+41%	—	+41%	97	137
Total Consolidated	—	—	—	—	—	-7%	—	-7%	3,942	3,649

“—” = Not Applicable

(1)

Represents the variation in local currency terms. For the purposes of our Rest of EMEA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purposes of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar at the exchange rates in effect as of the end of the reporting period.

Reporting Segment	Operating Earnings Before Other Expenses, Net(1) For the Three-Month Period Ended March 31,		Plus: Depreciation and amortization		Operating EBITDA(2) For the Three-Month Period Ended March 31,
	2024	2025	2024	2025	2024	2025
Mexico	$363	$259	$57	$49	$420	$308
United States	110	63	127	127	237	190
EMEA:
United Kingdom	—	14	21	22	21	36
France	(2)	(5)	11	10	9	5
Germany	(16)	(19)	7	7	(9)	(12)
Poland	8	9	6	6	14	15
Spain	4	9	7	7	11	16
Israel	5	16	9	11	14	27
Rest of EMEA	10	19	11	11	21	30
SCA&C:
Colombia	8	6	6	7	14	13
Panama	5	3	4	4	9	7
Caribbean TCL	20	21	5	5	25	26
Rest of SCA&C	11	12	4	3	15	15
Reportable Segments	526	407	275	269	801	676
Other Activities	(105)	(115)	35	40	(70)	(75)

Total Consolidated	$421	$292	$310	$309	$731	$601

(1)

We include the line item titled “Operating earnings before other expenses, net” in our statements of income under IFRS considering that it is a subtotal relevant for the determination of our “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2 to our 2024 audited consolidated financial statements included in the 2024 Annual Report.

(2)

Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements, as described in note 17.1 to our 2024 audited consolidated financial statements included in the 2024 Annual Report. Our Operating EBITDA is not a measure of operating performance, an alternative to cash flow or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Revenues. Our consolidated revenues decreased 7%, from $3,942 million in the three-month period ended March 31, 2024 to $3,649 million compared to the same period in 2025. The decrease in our revenues was mainly attributable to lower volumes in most regions, partially offset by higher prices of our products. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external revenues and revenues before eliminations resulting from consolidation, as described in note 3.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico decreased 9% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes decreased 6% over the same period. Our revenues from our operations in Mexico represented 26% in Dollar terms of our consolidated external revenues in the three-month period ended March 31, 2025. As of March 31, 2025, our operations in Mexico represented 15% of our total assets in Dollar terms. During the three-month period ended March 31, 2025, the decrease in cement volumes was due to the pre-electoral spending in infrastructure and rural roads in 2024, while the decrease in ready-mix volumes was partially compensated by industrial projects and state-level infrastructure works in the northeast region in Mexico. Our cement export volumes from our operations in Mexico, which represented 6% of our Mexican cement sales volumes for the three-month period ended March 31, 2025, of which 29% corresponded to external customers and 71% corresponded to revenues from transactions with other operating segments, decreased 31% in the three-month period ended March 31, 2025 compared to the same period in 2024, mainly due to lower exports to the United States. Of our total cement export volumes from our operations in Mexico during the three-month period ended March 31, 2025, which include both exports to external customers and exports to other operating segments, 75% was shipped to the United States and 25% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 3%, in Mexican Peso terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete increased 5%, in Mexican Peso terms, over the same period.

The following chart indicates the breakdown of Mexico external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of decreases in domestic cement and ready-mix concrete sales volumes and cement exports sales, partially offset by increases in cement and ready-mix concrete sales prices, external revenues in Mexico, in Mexican Peso terms, decreased 9% in the three-month period ended March 31, 2025 compared to the same period in 2024.

United States

Our domestic cement sales volumes to external customers from our operations in the United States decreased 3% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes decreased 4% over the same period. The decrease in domestic cement sales and ready-mix concrete volumes were primarily attributable to extreme weather conditions, including freeze conditions in January and one less working day than the previous year. Our operations in the United States represented 33% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in the United States represented 47% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the United States remained flat, in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average ready-mix concrete sales price increased 1%, in Dollar terms, over the same period.

The following chart indicates the breakdown of United States external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially compensated by an increase in ready-mix concrete sales prices, external revenues from our operations in the United States, in Dollar terms, decreased 4% in the three-month period ended March 31, 2025 compared to the same period in 2024.

EMEA

In the three-month period ended March 31, 2025, our operations in the EMEA region consisted of our operations in the United Kingdom, France, Germany, Poland, Spain, and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEA segment. Our revenues from our operations in the EMEA region represented 29% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in the EMEA region represented 20% of our total assets in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEA region.

The following chart indicates the geographic breakdown of EMEA region external revenues by reporting segment, as applicable for the three-month period ended March 31, 2025:

United Kingdom

Our domestic cement sales volumes to external customers from our operations in the United Kingdom increased 3% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes decreased 1% over the same period. The increase in domestic cement sales volumes reflected improving market conditions in the United Kingdom. Our operations in the United Kingdom represented 6% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in the United Kingdom represented 5% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the United Kingdom decreased 4%, in Pound terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete decreased 3%, in Pound terms, over the same period.

The following chart indicates the breakdown of United Kingdom external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of decreases in domestic cement and ready-mix concrete sales prices and ready-mix concrete sales volumes, partially compensated by an increase in domestic cement sales volumes, external revenues from our operations in the United Kingdom, in Pound terms, decreased 2% in the three-month period ended March 31, 2025 compared to the same period in 2024.

France

Our ready-mix concrete sales volumes to external customers from our operations in France decreased 11% in the three-month period ended March 31, 2025 compared to the same period in 2024. The decrease in volumes reflected a reduced demand due to various economic and regulatory factors and was primarily attributed to the ongoing downturn in the cycle and political instability. Our operations in France represented 5% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in France represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in France increased 3%, in Euro terms, in the three-month period ended March 31, 2025 compared to the same period in 2024.

The following chart indicates the breakdown of France external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of a decrease in ready-mix concrete sales volumes, partially offset by an increase in ready-mix concrete sales price, external revenues from our operations in France, in Euro terms, decreased 8% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Germany

Our domestic cement sales volumes to external customers from our operations in Germany increased 14% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes increased 3% over the same period. The increase in domestic cement sales volumes was mainly due to improving market conditions and higher exports compared to the same period in 2024 and the increase in ready-mix concrete was mainly due to greater demand in some markets. Our operations in Germany represented 2% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. Our cement export volumes from our operations in Germany, which represented 24% of our Germany cement sales volumes for the three-month period ended March 31, 2025, of which 100% corresponded to exports to other operating segments, increased 12% in the three-month period ended March 31, 2025 compared to the same period in 2024, mainly due to higher volumes exported to Poland. All of our cement export volumes from our operations in Germany during the three-month period ended March 31, 2025 were to our EMEA region. As of March 31, 2025, our operations in Germany represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Germany decreased 4%, in Euro terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete decreased 3%, in Euro terms, over the same period.

The following chart indicates the breakdown of Germany external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of increases in domestic cement and ready-mix concrete sales volumes, partially compensated by decreases in domestic cement and ready-mix concrete sales prices, external revenues from our operations in Germany, in Euro terms, increased 1% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Poland

Our domestic cement sales volumes to external customers from our operations in Poland decreased 6% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes decreased 5% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes were mainly due to bad weather during February 2025, strong imports by competitors and extended price increase negotiations. Our operations in Poland represented 3% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. Our cement export volumes from our operations in Poland, which represented 3% of our Poland cement sales volumes for the three-month period ended March 31, 2025, of which 95% corresponded to external customers export revenues, increased more than 100% in three-month period ended March 31, 2025 compared to the same period in 2024. All of our cement export volumes from our operations in Poland during the three-month period ended March 31, 2025 were to our EMEA region. As of March 31, 2025, our operations in Poland represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Poland increased 2%, in Euro terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete increased 10%, in Euro terms, over the same period.

The following chart indicates the breakdown of Poland external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially compensated by decreases in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in Poland, in Euro terms, increased 3% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Spain

Our domestic cement sales volumes to external customers from our operations in Spain increased 4% in the three-month period ended March 31, 2025 compared to the same period in 2024, while ready-mix concrete sales volumes increased 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes were mainly driven by better market performance. Our operations in Spain represented 3% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. Our cement export volumes from our operations in Spain, which represented 29% of our Spain cement sales volumes for the three-month period ended March 31, 2025, of which 52% corresponded to external customers and 48% corresponded to transactions with other operating segments, decreased 20% in the three-month period ended March 31, 2025 compared to the same period in 2024. Of our total cement export volumes from our operations in Spain during the three-month period ended March 31, 2025, which included both exports to external customers and exports to other operating segments, 73% were to the United Kingdom and 27% were to Rest of EMEA region. As of March 31, 2025, our operations in Spain represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Spain decreased 1%, in Euro terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete increased 2%, in Euro terms, over the same period.

The following chart indicates the breakdown of Spain external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of increases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales price, partially offset by a decrease in domestic cement sales price, external revenues from our operations in Spain, in Euro terms, increased 7% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Israel

Our ready-mix concrete sales volumes to external customers from our operations in Israel increased 29% in the three-month period ended March 31, 2025 compared to the same period in 2024. The increase in ready-mix concrete volumes was mainly driven by an improved security situation following the Israel-Hamas conflict, which negatively impacted the first months of 2024. Additionally, exceptionally dry weather contributed to increased production. Our operations in Israel represented 5% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in Israel represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in Israel increased 1%, in Israeli New Shekel terms, in the three-month period ended March 31, 2025 compared to the same period in 2024.

The following chart indicates the breakdown of Israel external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of an increase in ready-mix concrete sales volumes and sales price, external revenues from our operations in Israel, in Israeli New Shekel terms, increased 24% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Rest of EMEA

Our domestic cement sales volumes to external customers from our operations in the Rest of EMEA segment increased 6% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes increased 14% over the same period. Our cement export volumes from our operations in the Rest of EMEA segment, which represented 3% of our Rest of EMEA segment cement sales volumes for the three-month period ended March 31, 2025, of which 100% corresponded to external customers, decreased 43% in the three-month period ended March 31, 2025 compared to the same period in 2024. Our revenues from our operations in the Rest of EMEA segment represented 5% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in the Rest of EMEA represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of EMEA segment decreased 1%, in Euro terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete increased 3%, in Euro terms, over the same period.

The following chart indicates the breakdown of Rest of EMEA external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of increases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales price, partially compensated by decreases in domestic cement sales price, external revenues in the Rest of EMEA segment, in Euro terms, increased 7% in the three-month period ended March 31, 2025 compared to the same period in 2024.

SCA&C

In the three-month period ended March 31, 2025, our operations in the SCA&C region consisted of our operations in Colombia, Panama, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment. Our revenues from our operations in the SCA&C region represented 8% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in the SCA&C region represented 8% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

The following chart indicates the geographic breakdown of SCA&C region external revenues by reporting segment, for the three-month period ended March 31, 2025:

Colombia

Our domestic cement sales volumes to external customers from our operations in Colombia remained flat in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes increased 8% over the same period. The increase in ready-mix concrete sales volume in Colombia was mainly due to a recovery of the industry as a result of a stronger market. Our revenues from our operations in Colombia represented 3% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in Colombia represented 4% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Colombia increased 1%, in Colombian Peso terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete increased 7%, in Colombian Peso terms, over the same period.

The following chart indicates the breakdown of Colombia external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of increases in domestic cement and ready-mix concrete sales prices and ready-mix concrete sales volumes, external revenues of our operations in Colombia, in Colombian Peso terms, increased 3% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Panama

Our domestic cement sales volumes to external customers from our operations in Panama decreased 4% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes increased 10% over the same period. The decrease in domestic cement sales volumes was mainly due to lower market demand. The increase in ready-mix concrete sales volumes in Panama was mainly due to higher market demand. Our cement export volumes from our operations in Panama, which represented 27% of our Panama cement sales volumes for the three-month period ended March 31, 2025, of which 80% corresponded to external customers and 20% corresponded to transactions with other operating segments, increased more than 100% in the three-month period ended March 31, 2025 compared to the same period in 2024. Our revenues from our operations in Panama represented 1% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in Panama represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Panama decreased 2% in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete decreased 2%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Panama external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of a decrease in domestic cement sales volumes and domestic cement and ready-mix sales price, partially compensated by an increase in ready-mix sales volumes, external revenues of our operations in Panama, in Dollar terms, decreased 11% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Caribbean TCL

Our domestic cement sales volumes to external customers from our operations in Caribbean TCL increased 3% in the three-month period ended March 31, 2025 compared to the same period in 2024, and ready-mix concrete sales volumes decreased 53% over the same period. The increase in cement sales volume was caused by higher demand and higher exports, while the decrease in ready-mix sales volume was caused by lower infrastructure projects in Trinidad. Our revenues from our operations in Caribbean TCL represented 2% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. Our cement export volumes from our operations in Caribbean TCL segment represented 12% of our Caribbean TCL cement sales volumes for the three-month period ended March 31, 2025, of which 100% corresponded to external customers, increased 33% in the three-month period ended March 31, 2025 compared to the same period in 2024. All of our cement exports from our operations in Caribbean TCL during the three-month period ended March 31, 2025 were to the Rest of SCA&C segment. As of March 31, 2025, our operations in Caribbean TCL represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Caribbean TCL increased 5%, in Trinidad and Tobago Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete increased 2%, in Trinidad and Tobago Dollar terms, over the same period.

The following chart indicates the breakdown of Caribbean TCL external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of an increase in domestic cement sales volumes and increases in domestic cement and ready-mix concrete sales prices, partially compensated by a decrease in ready-mix concrete volumes, external revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, increased 8% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Rest of SCA&C

Our domestic cement volumes to external customers from our operations in the Rest of SCA&C segment increased 13% in the three-month period ended March 31, 2025 compared to the same period in 2024, while ready-mix concrete sales volumes increased 6% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented 1% of our Rest of SCA&C segment cement sales volumes for the three-month period ended March 31, 2025, of which 100% corresponded to external customer, increased 460% in the three-month period ended March 31, 2025 compared to the same period in 2024. All of our cement export volumes from our operations in the Rest of SCA&C segment during the three-month period ended March 31, 2025, were within the same region. Our revenues from our operations in the Rest of SCA&C segment represented 2% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025. As of March 31, 2025, our operations in the Rest of SCA&C segment represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment decreased 1% in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024, and our average sales price of ready-mix concrete increased 1%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Rest of SCA&C external revenues by product, as applicable for the three-month period ended March 31, 2025:

As a result of increases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales price, partially offset by decreases in domestic cement sales price, external revenues of our operations in the Rest of SCA&C segment, in Dollar terms, increased 9% in the three-month period ended March 31, 2025 compared to the same period in 2024.

Other activities (Revenues)

Revenues from our other activities segment increased 41% in the three-month period ended March 31, 2025 compared to the same period in 2024, in Dollar terms. Our revenues from our Other activities segment, which is mainly comprised of our international cement trading activities, represented 4% in Dollar terms of our consolidated external revenues for the three-month period ended March 31, 2025.

Cost of Sales

Our cost of sales, including depreciation, decreased 4%, from $2,615 million in the three-month period ended March 31, 2024 to $2,515 million in the same period in 2025. As a percentage of revenues, cost of sales increased from 66.3% in the three-month period ended March 31, 2024 to 68.9% in the same period in 2025. The increase as a percentage of revenues was mainly driven by maintenance work brought forward in the United States, along with a decrease in revenues. However, we continued to experience energy tailwinds, both in fuels and electricity for cement production. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased 15%, from $1,327 million in the three-month period ended March 31, 2024 to $1,134 million in the same period in 2025. As a percentage of revenues, gross profit decreased from 33.7% in the three-month period ended March 31, 2024 to 31.1% in the same period in 2025. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling, distribution and logistics expenses, decreased 7%, from $906 million in the three-month period ended March 31, 2024 to $842 million in the same period in 2025. As a percentage of revenues, operating expenses increased from 23.0% in the three-month period ended March 31, 2024 to 23.1% in the same period in 2025. The increase as a percentage of revenues resulted primarily from lower sales and operating expenses not decreasing in the same proportion. The decrease in our operating expenses was partially compensated by higher payroll expenses due to salary increases and higher professional services. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the three-month periods ended March 31, 2024 and 2025, selling expenses included as part of the line item “Operating expenses” amounted to $104 million and $101 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $460 million and $399 million in the three-month periods ended March 31, 2024 and 2025, respectively. As a percentage of revenues, distribution and logistics expenses decreased from 11.7% in the three-month period ended March 31, 2024 to 10.9% in the same period in 2025.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 31%, from $421 million in the three-month period ended March 31, 2024 to $292 million in the same period in 2025. As a percentage of revenues, operating earnings before other expenses, net decreased from 10.7% in the three-month period ended March 31, 2024 to 8.0% in the same period in 2025. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Depreciation and Amortization

During the three-month period ended March 31, 2025, in Dollar terms, our depreciation and amortization amounted to $309 million, a decrease of 0.3% compared to the same period in 2024. During the three-month period ended March 31, 2025, our capital expenditures amounted to $249 million, a 13% increase compared to $221 million in the same period in 2024.

Operating EBITDA

Operating EBITDA is the key financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by our creditors to measure our capacity to internally fund capital expenditures, to service or incur debt and comply with financial covenants under our financing agreements. We present “Operating EBITDA” by reportable segment in the table on page 18 of this report and in note 3.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA decreased 18%, from $731 million in the three-month period ended March 31, 2024 to $601 million in the same period in 2025. As a percentage of revenues our Operating EBITDA margin (which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS) decreased from 18.5% in the three-month period ended March 31, 2024 to 16.5% in the same period in 2025. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis.

For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 12 of this report.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased 13%, in Mexican Peso terms, and 29%, in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in Mexico represented 89% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The decrease resulted primarily from a typical seasonality associated with the first year of the new federal government and a strong prior year comparison base driven by pre-electoral spending.

Moreover, in the three-month period ended March 31, 2025 our Operating EBITDA from our operations in Mexico decreased 11%, in Mexican Peso terms, and 27%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Mexico represented 51% of our total consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 43% in the three-month period ended March 31, 2025 compared to the same period in 2024, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 22% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The decrease resulted primarily from unusually bad weather in many of our key markets, partially compensated by higher prices of our products.

In the three-month period ended March 31, 2025, our Operating EBITDA from our operations in the United States decreased 20%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in the United States represented 32% of our total consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

EMEA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom increased 2,632%, in Pound terms and 2,723%, in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 5% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms.

The increase resulted primarily from higher volumes in the three-month period ended March 31, 2025, compared to particularly low volumes in the same period in 2024 as a result of high inflation and high interest rate that affected demand in the housing sector and low infrastructure investment by the government.

Moreover, in the three-month period ended March 31, 2025 our Operating EBITDA from our operations in the United Kingdom increased 66%, in British Pounds terms, and 67%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in the United Kingdom represented 6% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

France. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net, from our operations in France decreased 186%, in Euro terms and 175%, in Dollar terms as compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in France represented (2%) of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The decrease resulted primarily from a decline in volumes due to a slowdown in activity across most markets.

In the three-month period ended March 31, 2025, our Operating EBITDA from our operations in France decreased 45%, in Euros terms, and 46%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in France represented 1% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Germany. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net, from our operations in Germany decreased 23%, in Euro terms and 19% in Dollar terms, as compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in Germany represented (7%) of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The decrease resulted primarily from lower prices and higher cost of raw material and energy, partially compensated by higher revenues due to higher volumes in domestic markets.

In the three-month period ended March 31, 2025, our Operating EBITDA from our operations in Germany decreased 45%, in Euros terms, and 40%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Germany represented (2%) of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Poland. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net, from our operations in Poland increased 10%, in Euro terms, and 10%, in Dollar terms, as compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in Poland represented 3% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The increase resulted primarily from higher revenues due to higher prices in all of our business and lower cost of sales, especially energy costs.

Moreover, in the three-month period ended March 31, 2025 our Operating EBITDA from our operations in Poland increased 8%, in Euros terms, and 6%, in Dollar terms, as compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Poland represented 2% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Spain. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net, from our operations in Spain increased 99% in Euro terms and 96%, in Dollar terms, as compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in Spain represented 3% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The increase resulted primarily from higher revenues due to higher prices and lower cost of sales, especially maintenance costs.

In the three-month period ended March 31, 2025, our Operating EBITDA from our operations in Spain increased 38%, in Euros terms, and 36%, in Dollar terms, as compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Spain represented 3% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Israel. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net, from our operations in Israel increased 190%, in Israeli New Shekel terms, and 191%, in Dollar terms, as compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in Israel represented 5% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The increase in Israel operating earnings resulted primarily from higher revenues due to an increase in volumes caused by an improved security situation following the ongoing Israeli-Hamas conflict as well as favorable weather conditions.

In the three-month period ended March 31, 2025, our Operating EBITDA from our operations in Israel increased 86%, in Israeli New Shekel terms, and 86%, in Dollar terms, as compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Israel represented 4% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Rest of EMEA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEA segment increased 77%, in Euro terms, and 72%, in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in the Rest of EMEA segment represented 7% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. This increase relates primarily to an increase in our revenues.

Moreover, our Operating EBITDA from our operations in the Rest of EMEA segment increased 40%, in Euros terms, and 36%, in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024. In addition, our Operating EBITDA from our operations in the Rest of EMEA segment represented 5% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

SCA&C

Colombia. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net from our operations in Colombia decreased 27%, in Colombian Peso terms and 31%, in Dollar terms, as compared to the same period in 2024. Our operating earnings before other expenses, net from our operations in Colombia represented 2% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, mainly due to higher electric power and raw material costs, partially offset by higher prices of our products.

Our Operating EBITDA from our operations in Colombia decreased 11%, in Colombian Peso terms, and 17%, in Dollar terms, in the three-month period ended March 31, 2025 compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Colombia represented 2% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 36% in the three-month period ended March 31, 2025 compared to the same period in 2024, in Dollar terms. Our operating earnings before other expenses, net from our operations in Panama represented 1% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The decrease resulted primarily from lower revenues due to lower volume, prices and higher freight costs due to higher exports.

Moreover, in the three-month period ended March 31, 2025, our Operating EBITDA from our operations in Panama decreased 20%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Panama represented 1% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Caribbean TCL. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 9%, in Trinidad and Tobago Dollar terms, and 9%, in Dollar terms, compared to the same period in 2024. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 7% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The increase resulted primarily from an increase in our revenues.

In the three-month period ended March 31, 2025, our Operating EBITDA from our operations in Caribbean TCL increased 7%, in Trinidad and Tobago Dollar terms, and 6%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in Caribbean TCL represented 4% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Rest of SCA&C. In the three-month period ended March 31, 2025, our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment increased 9% compared to the same period in 2024, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 4% of our consolidated operating earnings before other expenses, net for the three-month period ended March 31, 2025, in Dollar terms. The increase resulted primarily from higher revenues.

In the three-month period ended March 31, 2025, our Operating EBITDA from our operations in the Rest of SCA&C segment increased 5%, in Dollar terms, compared to the same period in 2024. In addition, our Operating EBITDA from our operations in the Rest of SCA&C segment represented 2% of our consolidated Operating EBITDA for the three-month period ended March 31, 2025, in Dollar terms.

Other Expenses, Net. Our other expenses, net, increased 142%, in Dollar terms, from an expense of $19 million in the three-month period ended March 31, 2024 to an expense of $46 million in the same period in 2025, mainly due to an increase in restructuring costs resulting from an organizational transformation initiative. This increase was partially compensated by lower losses in the sale of assets and others net. See note 5 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

The most significant items included under this caption for the three-month periods ended March 31, 2024 and 2025, are as follows:

	For the Three-Month Periods Ended March 31,
	2024	2025
	(in millions of Dollars)
Restructuring costs	$(1)	$(38)
Results from the sale of assets and others, net	(16)	(7)
Impairment losses	(2)	(1)

	$(19)	$(46)

Financial expenses. Our financial expense decreased 21%, from $144 million in the three-month period ended March 31, 2024 to $114 million in the same period in 2025, primarily attributable to a decrease in our financial debt and lower interest rates on our financial debt during the three-month period ended March 31, 2025 compared to the same period in 2024. See note 14.1 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, increased 660%, from an income of $5 million in the three-month period ended March 31, 2024 to an income of $38 million in the same period in 2025. The increase was mainly due to a gain of $67 million in foreign exchange results in the three-month period ended March 31, 2025 compared to a gain of $25 million in the same period in 2024 that was mainly due to the fluctuation of the Mexican Peso against the Dollar. This increase was partially compensated by a higher loss of $12 million in results from financial instruments, net in the three-month period ended March 31, 2025, compared to the same period in 2024. See notes 6.2 and 14.4 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

The most significant items included under this caption for the three-month periods ended March 31, 2024 and 2025 are as follows:

	For the Three-Month Periods Ended March 31,
	2024	2025
	(in millions of Dollars)
Financial income and other items, net:
Foreign exchange results	$25	$67
Financial income	10	8
Results from financial instruments, net	(4)	(16)
Net interest cost of defined benefit liabilities	(9)	(7)
Effects of amortized cost on assets and liabilities	(16)	(14)
Others	(1)	—

	$5	$38

Income Taxes. Our income tax effect in the statements of income, which is comprised of current income taxes plus deferred income taxes, increased from an expense of $36 million in the three-month period ended March 31, 2024 to an expense of $51 million in the same period in 2025. Our current income tax expense increased from

$36 million in the three-month period ended March 31, 2024 to $56 million in the same period in 2025. The lower income tax expense in the three-month period ended March 31, 2024 compared to the same period in 2025 was mainly due to the partial reversal in 2024 of a provision related to Spain’s tax fines from prior years. Our deferred income tax benefit increased from a deferred income tax benefit of $0.1 million in the three-month period ended March 31, 2024 to a deferred income tax benefit of $5 million in the same period in 2025. See note 16.1 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for the three-month period ended March 31, 2025 decreased from $236 million in the three-month period ended March 31, 2024 to $124 million in the same period in 2025. As a percentage of revenues, net income from continuing operations represented 3.4% for the three-month period ended March 31, 2025.

Discontinued operations. For the three-month periods ended March 31, 2024 and 2025, our discontinued operations included in our consolidated statements of income amounted to a net income from discontinued operations of $22 million and $618 million, respectively, including a net gain on sale of our operations in the Dominican Republic of $593 million in the three-month period ended March 31, 2025. As a percentage of revenues, income of discontinued operations, net of tax, represented 16.9% for the three-month period ended March 31, 2025. See note 3.1 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for the three-month period ended March 31, 2025 increased from a consolidated net income of $258 million in the three-month period ended March 31, 2024 to a consolidated net income of $742 million in the same period in 2025. As a percentage of revenues, consolidated net income represented 20.3% for the three-month period ended March 31, 2025.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income increased 100%, from an income of $4 million in the three-month period ended March 31, 2024 to an income of $8 million in the same period in 2025, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest. See note 17.3 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased from $254 million in the three-month period ended March 31, 2024 to $734 million in the same period in 2025. As a percentage of revenues, controlling interest net income, represented 20.1% for the three-month period ended March 31, 2025.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operation of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our accounts receivables securitizations. Our consolidated cash flows provided by operating activities from continuing operations decreased from $261 million in the three-month period ended March 31, 2024 to $40 million in the same period in 2025, mainly due to the reduction in operating earnings explained above and an increase in our investment in working capital. See our financial statements of cash flows for the three-month periods ended March 31, 2024 and 2025 included herein. Cemex management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for three-month periods ended March 31, 2024 and 2025.

Our primary sources and uses of cash during the three-month periods ended March 31, 2024 and 2025 were as follows:

	For the Three-Month Period Ended March 31,
	2024	2025
	(in millions of Dollars)
Operating Activities
Consolidated net income	$258	$742
Discontinued operations	22	618
Net income from continuing operations	236	124
Adjustments to the cash flow other than changes in working capital	471	401
Changes in working capital, excluding income taxes	(446)	(485)
Cash flows provided by operating activities from continuing operations	261	40
Interest expense and income taxes paid	(325)	(176)
Net cash flows used in operating activities from continuing operations	(64)	(136)
Net cash flows (used in) provided by operating activities from discontinued operations	45	(3)
Net cash flows used in operating activities after interest and income taxes	(19)	(139)
Investing Activities
Purchase of property, machinery and equipment, net	(124)	(160)
Acquisition of intangible assets, net	(39)	(105)
Disposal of subsidiaries and associates, net	—	862
Non-current assets and others, net	12	8
Cash flows provided by (used in) investing activities from continuing operations	(151)	605
Net cash flows used in investing activities from discontinued operations	(30)	—
Net cash flows provided by (used in) investing activities	(181)	605
Financing Activities
Proceeds from new debt instruments	1,365	—
Debt repayments	(1,036)	(2)
Other financial obligations, net	(131)	(94)

	For the Three-Month Period Ended March 31,
Dividends paid	—	(30)
Derivative financial instruments	(47)	14
Coupons on subordinated notes	(26)	(26)
Non-current liabilities, net	(60)	(42)
Net cash flows (used in) provided by financing activities	65	(180)
Increase (decrease) in cash and cash equivalents from continuing operations	(150)	289
Increase in cash and cash equivalents from discontinued operations	15	(3)
Foreign currency translation effect on cash	(13)	29
Cash and cash equivalents at beginning of period	624	864
Cash and cash equivalents at end of period	476	1,179

Three-month period ended March 31, 2025

During the three-month period ended March 31, 2025, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $29 million, there was an increase in cash and cash equivalents from continuing operations of $289 million. This increase was the result of our net cash flows provided by investing activities from continuing operations of $605 million, partially offset by our net cash flows used in operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $176 million, amounted to $136 million and our net cash flows used in financing activities of $180 million.

For the three-month period ended March 31, 2025, our net cash flows used in operating activities included cash flows applied in working capital, excluding income taxes, of $485 million. This amount was primarily comprised of cash flows used in trade accounts payables of $189 million, cash flows used in trade accounts receivables of $177 million, cash flows used in other accounts receivable and other assets of $60 million, cash flows used in inventories of $34 million and cash flows used in other accounts payable and accrued expenses of $25 million, for an aggregate amount of cash flows used in operating activities of $485 million.

During the three-month period ended March 31, 2025, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $40 million decreased by 85%, or $221 million, compared to the same period in 2024. This decrease was mainly the result of a decrease in net income from continuing operations of $112 million and an increase in cash flows applied in working capital, excluding income taxes, of $39 million in the three-month period ended March 31, 2025, compared to the same period in 2024, which was due to (i) a negative effect in other accounts receivable and other assets of $68 million resulting from higher value added tax receivables in Mexico, (ii) a negative effect in inventories of $27 million resulting from higher levels of petcoke inventories as well as an increase on our material and spare parts balance, and (iii) a negative effect in trade accounts payables of $5 million, partially compensated by a positive effect in other accounts payable and accrued expenses of $49 million and a positive effect in trade accounts receivable of $12 million, resulting from a decline in sales and higher collections.

Considering the reasons mentioned above, during the three-month period ended March 31, 2025, the increase in cash and cash equivalents was the result of our net cash flows provided by investing activities from continuing activities of $605 million, which was primarily comprised of disposal of subsidiaries, net and non-current assets and others, net, for an aggregate amount of $870 million, partially offset by purchase of property, machinery and equipment, net and, investment in intangible assets, for an aggregate amount of $265 million, partially offset by (i) our net cash flows used in operating activities from continuing operations after interest and income taxes paid in cash of $136 million, and (ii) our net cash flows used in financing activities of $180 million, which include debt repayments, other financial obligations, net, dividends paid, coupons on subordinated notes and non-current liabilities, net, for an aggregate amount of $194 million, partially offset by derivative financial instruments for an amount of $14 million.

Three-month period ended March 31, 2024

During the three-month period ended March 31, 2024, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $13 million, there was a decrease in cash and cash equivalents from continuing operations of $150 million. This decrease was the result of our net cash flows used in operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $325 million, amounted to $64 million and our net cash flows used in investing activities from continuing operations of $151 million, partially offset by our net cash flows provided by financing activities of $65 million.

For the three-month period ended March 31, 2024, our net cash flows provided by operating activities included cash flows applied in working capital, excluding income taxes, of $446 million. This amount was primarily comprised of cash flows used in trade accounts receivable of $189 million, cash flows used in trade accounts payables of $184 million, cash flows used in other accounts payable and accrued expenses of $74 million and cash flows used in inventories of $7 million, for an aggregate amount of cash flows used of $454 million. Cash flows used in operating activities were partially offset by cash flows provided by other accounts receivable and other assets of $8 million.

Considering the reasons mentioned above, during the three-month period ended March 31, 2024, the decrease in cash and cash equivalents was the result of (i) our net cash flows used in operating activities from continuing operations after interest and income taxes paid in cash of $64 million and (ii) our net cash flows used in investing activities from continuing activities of $151 million, which was primarily comprised of purchase of property, machinery and equipment, net and investment in intangible assets for an aggregate amount of $163 million, partially offset by non-current assets for an amount of $12 million, partially offset by our net cash flows provided by financing activities of $65 million, which include proceeds from new debt instruments of $1,365 million, partially compensated by debt repayments, other financial obligations, net, coupons on subordinated notes, derivative financial instruments and non-current liabilities, net, for an aggregate amount of $1,300 million.

As of March 31, 2025, we had the following lines of credit, of which the only committed portions refer to the revolving credit facility under the Amended 2021 Credit Agreement, at annual interest rates ranging between 4.99% and 5.35% depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)
Other lines of credit in foreign subsidiaries	$27	$27
Other lines of credit from banks	1,009	1,009
Revolving credit facility(1)	2,325	2,325

	$3,361	$3,361

(1)	Includes the Amended 2021 Credit Agreement and the 2022 EUR Credit Agreement.

As of March 31, 2025, we had $2,000 million available in our committed revolving credit tranche under the Amended 2021 Credit Agreement and €300 million available in our committed revolving credit tranche under the 2022 EUR Credit Agreement. In connection with other lines of credit from banks, such uncommitted amounts are subject to the lenders’ availability. We expect that this, in addition to our proven capacity to continually refinance and replace short-term obligations, should generally enable us to meet liquidity needs in the next twelve months.

We have in the past and may from time to time in the future, subject to restrictions under our debt agreements and instruments, and depending upon market conditions and other factors our senior management deems relevant, refinance or repurchase our debt in privately negotiated or open market transactions, by tender offer or otherwise, at prices and on terms we deem appropriate (which may be at, above or below par), using cash generated from our operating activities or from the proceeds of asset sales or debt or capital transactions.

Capital Expenditures

Our capital expenditures incurred for the three-month periods ended March 31, 2024 and 2025 are as follows:

	Actual for the Three-Month Period Ended March 31,
	2024	2025
	(in millions of Dollars)
Mexico	$48	$45
United States	91	104
EMEA:
United Kingdom	6	11
France	9	5
Germany	7	9
Poland	7	11
Spain	6	12
Israel	4	7
Rest of EMEA	12	8
SCA&C:
Colombia	16	20
Panama	2	1
Caribbean TCL	3	9
Rest of SCA&C	7	2
Others	3	5
Total consolidated	221	249
Of which:
Expansion capital expenditures	55	93
Base capital expenditure	166	156

For the three-month periods ended March 31, 2024 and 2025, we recognized $221 million and $249 million in capital expenditures from our continuing operations, respectively. As of March 31, 2025, in connection with our significant projects, we had capital expenditure commitments of $1,151 million, an amount that is expected to be incurred in the nine-month period ended December 31, 2025, based on the evolution of the related projects. The capital expenditure plan for the nine-month period ended December 31, 2025 is subject to change based on market and other conditions, and our consolidated results and financial resources.

Our Indebtedness

As of March 31, 2025, our indebtedness as presented in the statement of financial position, which does not include $2,000 million aggregate principal amount of the Subordinated Notes, amounted to $7,401 million (principal amount $7,429 million, excluding deferred issuance costs) of total debt plus other financial obligations. Of our total debt plus other financial obligations, 21% was current (including current maturities of non-current debt) and 79% was non-current. As of March 31, 2025, 66% of our total debt plus other financial obligations was Dollar-denominated, 16% was Euro-denominated, 14% was Mexican Peso-denominated, 2% was Pound Sterling-denominated, and 2% was denominated in other currencies. See notes 14.1 and 14.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

As of March 31, 2025, our total debt plus financial leases, which does not include $2,000 million aggregate principal amount of the Subordinated Notes, was $6,762 million (principal amount $6,791 million, excluding deferred issuance costs). Of such amount, $392 million (principal amount $392 million) is scheduled to mature during 2025; $1,125 million (principal amount $1,130 million) is scheduled to mature during 2026; $894 million (principal amount $903 million) is scheduled to mature during 2027; $836 million (principal amount $845 million) is scheduled to mature during 2028; $925 million (principal amount $929 million) is scheduled to mature during 2029; $1,164 million (principal amount $1,164 million) is scheduled to mature during 2030; and $1,426 million (principal amount $1,428 million) is scheduled to mature after 2030.

On July 19, 2017, Cemex, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement for an amount in different currencies equivalent to $4.1 billion (in aggregate) (the “2017 Facilities Agreement”), the proceeds of which were used to refinance in full the indebtedness incurred under a credit agreement entered into with nine banks in 2014 and other debt repayment obligations, allowing us to increase the then average life of our syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. The indebtedness incurred under the 2017 Facilities Agreement ranked equally in right of payment with certain of our other indebtedness, pursuant to the terms of an intercreditor agreement, dated September 17, 2012, among Cemex, S.A.B. de C.V. and certain of its subsidiaries named therein, Citibank Europe PLC, UK Branch (formerly Citibank International plc), as facility agent, the financial institutions, noteholders and other entities named therein and Wilmington Trust (London) Limited, as security agent (as amended and restated from time to time, the “Intercreditor Agreement”). At the time, Cemex, S.A.B. de C.V. and certain of its subsidiaries pledged collateral and all proceeds thereof to secure our payment obligations under the 2017 Facilities Agreement, our then-senior secured notes and under several other of our financing arrangements (the “Collateral”). The subsidiaries whose shares made up the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. As of March 31, 2025, the Collateral had been released and the Intercreditor Agreement was no longer in effect, as described below.

On April 2, 2019, an amendment and restatement agreement to the 2017 Facilities Agreement was executed to, among other things, (i) extend the July 2020 and January 2021 repayment installments for a significant portion of the term loan tranches by three years; (ii) delay the scheduled tightening of the consolidated financial leverage ratio limit by one year; and (iii) make adjustments for the implementation of IFRS 16 and to compensate for its effects on certain financial ratios (together, the “April 2019 Facilities Agreement Amendments”).

On November 4, 2019, we amended and restated by an amendment and restatement agreement the 2017 Facilities Agreement. These amendments (together, the “November 2019 Facilities Agreement Amendments”) included: amendments providing for an additional basket of up to $500 million that could only be used for buy-backs of shares or securities that represented shares of Cemex, S.A.B. de C.V.; amendments providing for a new allowance for disposals of non-controlling interest in subsidiaries that are not obligors (as defined in the 2017 Facilities Agreement) under the 2017 Facilities Agreement of up to $100 million per calendar year; amendments relating to the implementation of corporate reorganizations in Mexico, Europe and in the Trinidad Cement Group (as defined in the 2017 Facilities Agreement); and amendments to the consolidated leverage ratio and the consolidated coverage ratio (as defined and calculated in the 2017 Facilities Agreement) to increase Cemex’s flexibility.

On May 22, 2020, we amended and restated by an amendment and restatement agreement the 2017 Facilities Agreement. These amendments (together, the “May 2020 Facilities Agreement Amendments”) included: (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties.

On October 13, 2020, we further amended and restated by an amendment and restatement agreement the 2017 Facilities Agreement. As a result of these amendments (together, the “October 2020 Facilities Agreement Amendments”), we extended $1.1 billion of term loan maturities by three years, from 2022 to 2025, and $1.1 billion of commitments under the revolving credit facility by one year from 2022 to 2023. In addition, on October 15, 2020, we prepaid $530 million corresponding to the July 2021 amortization under the new term loan facilities created pursuant to the October 2020 Facilities Agreement Amendments.

Under the October 2020 Facilities Agreement Amendments, we also redenominated $313 million of previous Dollar exposure under the term loans that were part of the 2017 Facilities Agreement to Mexican Pesos, as well as $82 million to Euros. Aside from the new Mexican Pesos tranche that was created under the 2017 Facilities

Agreement, which included a lower interest rate margin grid, pricing for all other tranches under the 2017 Facilities Agreement remained unchanged.

Following the October 2020 Facilities Agreement Amendments, certain tranches under the 2017 Facilities Agreement amounting to $3.2 billion incorporated five sustainability-linked metrics, including reduction of net CO2 emissions and use of power from green energy, among other indicators. Annual performance with respect to these five metrics could result in a total adjustment of the interest rate margin under these tranches of up to plus or minus five basis points.

Along with other technical amendments, under the October 2020 Facilities Agreement Amendments, we also tightened our consolidated leverage ratio covenant under the 2017 Facilities Agreement from 7.00:1 to a limit of 6.25:1 for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021. In addition, on December 17, 2020, commitments were increased by $93 million and $43 million under the new term loan facilities and the new revolving credit facility created pursuant to the October 2020 Facilities Agreement Amendments, respectively. Subsequently, we cancelled commitments in those same amounts under the term loan facilities and the revolving credit facility already existing before the October 2020 Facilities Agreement Amendments. Following the aforementioned increase and cancellation, the amount of commitments under the 2017 Facilities Agreement remained effectively unchanged, but maturity of the aforementioned amounts were effectively extended from 2022 to 2025 (for the term loan facility commitments) and to 2023 (for the revolving credit facility commitments). Additionally, effective December 24, 2020, an additional $14 million of commitments under the revolving facility existing prior to the October 2020 Facilities Agreement Amendments were cancelled.

On October 5, 2021, we further amended by an amendment agreement the 2017 Facilities Agreement. As a result of these amendments (the “October 2021 Facilities Agreement Amendments” and, together with the October 2020 Facilities Agreement Amendments, the April 2019 Facilities Agreement Amendments, the November 2019 Facilities Agreement Amendments and the May 2020 Facilities Agreement Amendments, the “Facilities Agreement Amendments”), the 2017 Facilities Agreement was modified so that when at any time Cemex reported a Consolidated Leverage Ratio (as calculated pursuant to the Facilities Agreement Amendments) of 3.75x or less for two consecutive quarterly periods, the automatic release of the liens on the Collateral would be triggered. The terms of the indentures governing Cemex’s then-senior secured notes, which were also secured by liens on the Collateral, also contain an automatic release of such liens when the Collateral is released under the 2017 Facilities Agreement.

As Cemex reported a Consolidated Leverage Ratio of 3.75x or less for the quarterly periods ending on March 31, 2021 and June 30, 2021, Cemex complied with all requirements for the automatic release of the liens on the Collateral securing its indebtedness under the 2017 Facilities Agreement and, in turn, its then-senior secured notes that benefited from the same Collateral. The Collateral was released on October 6, 2021 and, at the time, consisted of the shares of Cemex Operaciones México, S.A. de C.V. (“COM”), Cemex España, S.A. (“Cemex España”) and Cemex Innovation Holding Ltd. (“CIH”). The then-senior secured notes that previously benefitted from the Collateral were the March 2026 Euro Notes, the November 2029 Dollar Notes, the September 2030 Dollar Notes and the July 2031 Dollar Notes.

Additionally, the aforementioned Collateral release caused the automatic termination of the Intercreditor Agreement governing the rights of certain of Cemex and its subsidiaries’ creditors in accordance with its terms.

Amended 2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into a New York-law credit agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes (the “Original 2021 Credit Agreement”). Upon closing of the Original 2021 Credit Agreement on November 8, 2021, we fully repaid all outstanding indebtedness under the 2017 Facilities Agreement, which amounted to $1.9 billion in different currencies. Following this repayment, the 2017 Facilities Agreement was no longer in effect. The funds used to repay the 2017 Facilities Agreement were sourced from the Original 2021 Credit Agreement, which was closed with 21 financial institutions participating as lenders.

On June 5, 2023 the Original 2021 Credit Agreement was amended to provide for Secured Overnight Financing Rate (“SOFR”) as the replacement benchmark rate for LIBOR, such that future SOFR-based loans will accrue interest as Term SOFR plus (i) a 0.11448%, 0.26161%, or 0.42826% per annum spread for one, three, and six month interest periods, respectively and (ii) a margin between 100 and 175 basis points, depending on Cemex’s Consolidated Leverage Ratio (as defined in the Original 2021 Credit Agreement).

On October 30, 2023, Cemex, S.A.B. de C.V. signed and closed an amendment to the Original 2021 Credit Agreement to reduce the term loans by $500 million and increase the revolving commitments by $250 million under the Original 2021 Credit Agreement, and to extend the maturity of the credit agreement to October 2028. $500 million in term loans were prepaid shortly before the Amended 2021 Credit Agreement became effective.

The main terms and conditions of the Amended 2021 Credit Agreement are summarized as follows:

•	final maturity in October 2028;

•	$1 billion in Term Loans (as defined in the Amended 2021 Credit Agreement), amortizing in five equal semiannual payments starting in October 2026;

•	$2 billion of commitments under a Revolving Facility (as defined in the Amended 2021 Credit Agreement) maturing in October 2028;

•

all loans under the Amended 2021 Credit Agreement bear interest at the same rate, including an applicable margin over the benchmark interest rate of between 100 and 175 basis points for SOFR-based loans (as defined in the Amended 2021 Credit Agreement), depending on Cemex’s Consolidated Leverage Ratio (as defined in the Amended 2021 Credit Agreement), with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed five basis points, based on certain sustainability-linked performance metrics from the prior annual period;

•	financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

•	guaranteed by Cemex Corp., Cemex Concretos, S.A. de C.V., COM and CIH (collectively, the “Refinancing Guarantors”).

The Amended 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the previously existing 2017 Facilities Agreement. Furthermore, the Amended 2021 Credit Agreement is issued under the Sustainability-Linked Financing Framework (the “SLFF”), which is aligned to the Company’s “Future in Action” climate action program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the Amended 2021 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

As of March 31, 2025, we reported an aggregate amount of outstanding debt of $1,000 million under the Amended 2021 Credit Agreement. As of March 31, 2025, we had $2,000 million of availability under the committed revolving credit tranche under the Amended 2021 Credit Agreement.

Mexican Peso Banorte Agreement

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Mexican Peso Banorte Agreement for a principal amount of Ps 5,231 million under terms and conditions substantially similar to those of the Original 2021 Credit Agreement.

On December 6, 2023 and December 13, 2023, Cemex, S.A.B. de C.V. signed and closed, respectively, a refinancing of the Mexican Peso Banorte Agreement to extend its maturity to 2028. The Mexican Peso Banorte Agreement now provides for a 5-year amortizing Ps 6,000 million term loan with an interest rate margin dependent on leverage ratio slightly lower than that applicable prior to the refinancing. Other terms and conditions are substantially similar to those of the Amended 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. The borrowing under the Mexican Peso Banorte Agreement is also issued under the SLFF.

As of March 31, 2025, we reported an aggregate amount of outstanding debt of $293 million under the Mexican Peso Banorte Agreement and we had drawn the entirety of the only term loan thereunder for the then-Mexican Peso equivalent of $255 million.

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into and closed a New York-law credit agreement for €500 million for general corporate purposes (including to refinance indebtedness) (the “Original 2022 EUR Credit Agreement”). The Original 2022 EUR Credit Agreement consisted of a 3-year non-amortizing term loan facility, and the loans accrued interest at a rate per annum equal to the EURIBOR rate plus a margin ranging from 115 basis points to 190 basis points, depending on our leverage ratio.

On April 11, 2024, Cemex, S.A.B. de C.V. signed and closed an amendment to the Original 2022 EUR Credit Agreement, pursuant to which we prepaid €50 million of the existing term loans, refinanced the remainder of the term loans under the Original 2022 EUR Credit Agreement with a €450 million term loan facility, provided for a new revolving facility of €300 million, extended the maturity of the term loan facility to April 2029 and set the maturity of the new revolving facility to April 2028.

The main terms and conditions of the 2022 EUR Credit Agreement are summarized as follows:

•	final maturity of (x) the term loan facility in April 2029 and (y) the revolving facility in April 2028;

•	€450 million in term loans, amortizing in five equal semiannual payments starting in April 2027;

•	€300 million of commitments under a revolving facility;

•

all loans under the 2022 EUR Credit Agreement bear interest at the same rate, including an applicable margin of between 140 and 215 basis points over the benchmark EURIBOR Rate (as defined in the 2022 EUR Credit Agreement), depending on Cemex’s Consolidated Leverage Ratio (as defined in the 2022 EUR Credit Agreement), with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed five basis points, based on certain sustainability-linked performance metrics from the prior annual period;

•	financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

•	guaranteed by the Refinancing Guarantors.

The 2022 EUR Credit Agreement is denominated exclusively in Euro and includes an interest rate margin grid that is 25 basis points higher than that of the Original 2022 EUR Credit Agreement. Furthermore, the 2022 EUR Credit Agreement is issued under the SLFF. The annual performance in respect of the three metrics referenced in the 2022 EUR Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. As of March 31, 2025, the other terms and conditions of the 2022 EUR Credit Agreement were substantially similar to those of the Amended 2021 Credit Agreement.

If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—We have a substantial amount of debt and other financial obligations. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our payment obligations upon their maturity. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain strategic initiatives, including, but not limited to, making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all” in the 2024 Annual Report. Some of our subsidiaries have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	The Notes, excluding the CEBURES	Amended 2021 Credit Agreement	2022 EUR Credit Agreement	Mexican Peso Banorte Agreement	CEBURES
	$3,002 million (principal amount $3,011 million)	$984 million (principal amount $1,000 million)	$481 million (principal amount $487 million)	$292 million (principal amount $293 million)	$564 million (principal amount $562 million)
Amount Outstanding as of March 31, 2025(1)
Cemex, S.A.B. de C.V.	✓	✓	✓	✓	✓
Cemex Operaciones México, S.A. de C.V.	✓	✓	✓	✓	✓
Cemex Concretos, S.A. de C.V.	✓	✓	✓	✓	✓
Cemex Corp.	✓	✓	✓	✓	✓
Cemex Innovation Holding Ltd	✓	✓	✓	✓	✓

(1)	Includes Notes that have been repurchased and are held by Cemex.

In addition, as of March 31, 2025, (i) Cemex Materials LLC was a borrower of $150 million (principal amount $150 million) under an indenture which is guaranteed by Cemex Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $108 million.

Most of our current outstanding indebtedness was incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

If (i) monetary policies to reduce inflation fail or induce a recession, (ii) policies in the largest economies diverge, resulting in Dollar appreciation with negative cross-border effects, (iii) energy and food price shocks cause inflation to persist for longer and weigh on investment and productivity growth, raising additional roadblocks in the recovery path, (iv) a global tightening of financial conditions triggers widespread emerging market debt distress, (v) a resurgence of the COVID-19 pandemic, or any related COVID-19 strain, or new pandemic or epidemic, hinders growth, further impacting financial institutions extending maturities to companies that have our credit rating or that are leveraged similarly to us, which become more restrictive and our operating results worsen significantly, (vi) we are unable to complete debt or equity offerings, (vii) we are unable to consummate asset sales, (viii) the rapid growth of cryptocurrencies without clear regulation leads to financial instability with negative effects for the global economy, or (ix) the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, among other events, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios or other terms and conditions. Our ability to comply with these ratios or other terms and conditions may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets, including the effects of the COVID-19 or other pandemic and geopolitical risks, such as the conflict between Russia and Ukraine and ongoing conflicts in the Middle East, on the financial sector and the ability of our lenders to grant waivers or amendments to companies that have our credit rating or that are highly leveraged like us. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2024 and March 31, 2025 are detailed as follows:

	December 31, 2024			March 31, 2025
	Current	Non- current	Total	Current	Non-current	Total
	(in millions of dollars)
Leases	$269	$902	$1,171	$279	$902	$1,181
Liabilities secured with accounts receivable	658	—	658	639	—	639
	$927	902	$1,829	$918	$902	$1,820

Leases

We have several operating and administrative assets under lease contracts. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 12.2 and 14.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2024 and March 31, 2025, trade accounts receivable included receivables of $755 million and $800 million, respectively. Under these programs, our subsidiaries effectively do not surrender full control or the majority of risks and rewards associated with the trade accounts receivable sold. Therefore, the trade accounts receivable sold were not derecognized from the statement of financial position, and the funded amounts were recognized within the line item “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $97 million and $161 million as of December 31, 2024 and March 31, 2025, respectively. Therefore, the funded amount to us was $658 million and $639 million as of December 31, 2024 and March 31, 2025, respectively. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $12 million and $10 million as of March 31, 2024 and 2025, respectively. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See notes 8 and 14.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods March 31, 2025 and 2024 included herein.

Additionally, as of December 31, 2024 and March 31, 2025, there were trade accounts receivable sold under factoring programs that qualify for derecognition for $54 million and $58 million, respectively, and the balance was derecognized from the statement of financial position considering that we effectively do surrender full control and the majority of risks and rewards associated with the trade accounts receivable sold.

Subordinated Notes

On June 8, 2021, we issued $1.0 billion aggregate principal amount of the 5.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $994 million. The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries and the repayment of debt.

On March 14, 2023, we issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $992 million. The 9.125% Subordinated Notes were aligned with the Green Financing Framework (the “GFF”) and the net proceeds obtained in the issuance have been, or will be, applied to finance or refinance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under the GFF. EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient and/or circular economy adapted products, production technologies and processes. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations” in the 2024 Annual Report for information related to the redemption of the 9.125% Subordinated Notes in April 2025.

Based on the characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32, we concluded that the Subordinated Notes do not meet the definition of financial liability under IAS 32, and consequently, are classified within controlling interest stockholders’ equity, within Other equity reserves.

Coupon payments on the Subordinated Notes for the three-month periods ended March 31, 2024 and 2025 were included within “Other equity reserves” and amounted to $37 million and $37 million, respectively.

Stock Repurchase Program

Under Mexican law, Cemex, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any ordinary general shareholders’ meeting. Unless otherwise instructed by Cemex, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to any such program.

In connection with Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 22, 2024 and March 25, 2025, a proposal was approved to set the amount of $500 million or its equivalent in Mexican Pesos, until the next ordinary general shareholders’ meeting as the maximum amount of resources that Cemex, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. Cemex, S.A.B. de C.V.’s Board of Directors approved the policy and procedures for the operation of any stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The Board of Directors of Cemex, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to Cemex, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. As long as we are not in default under the Credit Agreements and the indentures governing the outstanding Notes, we have no other restrictions regarding the repurchase of shares of our capital stock under the Credit Agreements and the indentures governing the outstanding Notes.

During the year ended December 31, 2024 and for the three-month period ended March 31, 2025, Cemex did not use the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 23, 2023, March 22, 2024 and March 25, 2025. As a result, given that no repurchases of CPOs took place during 2024, the agenda for Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2025 did not include the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the year three-month period ended March 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

Amended 2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into the Original 2021 Credit Agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes, which closed on November 8, 2021. On June 5, 2023, the Original 2021 Credit Agreement was amended to provide for SOFR as the replacement benchmark rate for LIBOR. On October 30, 2023, the Original 2021 Credit Agreement was further amended to refinance a portion of the Term Loans (as defined in the Original 2021 Credit Agreement) and Revolving Commitments (as defined in the Original 2021 Credit Agreement), and to extend the maturity of the credit agreement to October 2028. The Amended 2021 Credit Agreement consists of a $1 billion 5-year term loan facility amortizing in five equal semiannual payments starting in October 2026 and a $2 billion 5-year committed revolving credit facility. The Amended 2021 Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The Amended 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the 2017 Facilities Agreement. Furthermore, the Amended 2021 Credit Agreement is the first debt to be issued under our latest updated SLFF, which is aligned to Cemex’s “Future in Action” climate action program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the Amended 2021 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. Cemex, S.A.B. de C.V.’s obligations under the Amended 2021 Credit Agreement are guaranteed by the Refinancing Guarantors.

As of March 31, 2025, we reported an aggregate principal amount of outstanding debt of $1,000 million under the Amended 2021 Credit Agreement. As of March 31, 2025, the Term Loans under the Amended 2021 Credit Agreement had an amortization profile of $200 million in semiannual principal payments (as such payments may be reduced as a result of prepayments) commencing in October 2026, plus any applicable interest, in accordance with the Amended 2021 Credit Agreement. For a discussion of restrictions and covenants under the 2023 Credit Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Indebtedness.”

Mexican Peso Banorte Agreement

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Mexican Peso Banorte Agreement for a principal amount of Ps 5,231 million under terms and conditions substantially similar to those of the Original 2021 Credit Agreement. On December 6, 2023 we signed, and on December 13, 2023 we successfully closed, the refinancing of the Mexican Peso Banorte Agreement, extending the maturity to 2028. Following the refinancing, the credit facility consists of an Ps 6.0 billion 5-year amortizing term loan, which represents an increase of Ps 769 million from the original amount of the loan. The term loan, denominated in Mexican Pesos, has an interest rate margin dependent on leverage ratio slightly lower than that applicable prior to the refinancing. Other terms and conditions are substantially similar to those of the Amended 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. The borrowing under the Mexican Peso Banorte Agreement is also issued under the SLFF.

As of March 31, 2025, we had drawn the entirety of the only term loan thereunder for the then-Mexican Peso equivalent of $293 million.

For a discussion of restrictions and covenants under the Mexican Peso Banorte Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements, the indentures governing our outstanding Notes, and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions” in the 2024 Annual Report.

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into and closed the Original 2022 EUR Credit Agreement for €500 million for general corporate purposes (including to refinance indebtedness). On April 11, 2024, the Original 2022 EUR Credit Agreement was amended to prepay a portion of the outstanding term loans thereunder, refinance the remainder of such term loans, provide new revolving commitments (with a final maturity of April 2028), and to extend the final maturity of the term loans under the amended credit agreement to April 2029. The 2022 EUR Credit Agreement consists of a €450 million 5-year term loan facility amortizing in five equal semiannual payments starting in April 2027 and a €300 million 4-year committed revolving credit facility. The 2022 EUR Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The 2022 EUR Credit Agreement is denominated exclusively in Euros and includes an interest rate margin grid that is 25 basis points higher than that of the Original 2022 EUR Credit Agreement. Furthermore, the 2022 EUR Credit Agreement is issued under the SLFF. The annual performance in respect of the three metrics referenced in the 2022 EUR Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. Cemex, S.A.B. de C.V.’s obligations under the 2022 EUR Credit Agreement are guaranteed by the Refinancing Guarantors. As of March 31, 2025 we had drawn the entirety of the term loan under the 2022 EUR Credit Agreement for €450 million and had full availability under the revolving facility for the 2022 EUR Credit Agreement.

As of March 31, 2025, we reported an aggregate amount of outstanding debt of $487 million under the 2022 EUR Credit Agreement. For a discussion of restrictions and covenants under the 2022 EUR Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements, the indentures governing our outstanding Notes, and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions” in the 2024 Annual Report.

Notes

The indentures governing our outstanding 3.125% Euro-denominated notes due 2026 (the “March 2026 Euro Notes”), 5.450% Dollar denominated notes due 2029 (the “November 2029 Dollar Notes”), 5.200% Dollar denominated notes due 2030 (the “September 2030 Dollar Notes”), 3.875% Dollar denominated notes due 2031 (the “July 2031 Dollar Notes”), and the sustainability-linked long-term notes in the Mexican market (the “CEBURES” and, collectively with the March 2026 Euro Notes, the November 2029 Dollar Notes, the September 2030 Dollar Notes and the July 2031 Dollar Notes, the “Notes”) impose operating and financial restrictions on us. These restrictions limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Notes; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) guarantee indebtedness; and (vi) create or assume liens.

March 2026 Euro Notes. On March 19, 2019, Cemex, S.A.B. de C.V. issued €400 million aggregate principal amount of its March 2026 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The Refinancing Guarantors fully and unconditionally guarantee the performance of all obligations of Cemex, S.A.B. de C.V. under the March 2026 Euro Notes.

November 2029 Dollar Notes. On November 19, 2019, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its November 2029 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The Refinancing Guarantors fully and unconditionally guarantee the performance of all obligations of Cemex, S.A.B. de C.V. under the November 2029 Dollar Notes.

September 2030 Dollar Notes. On September 17, 2020, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its September 2030 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The Refinancing Guarantors fully and unconditionally guarantee the performance of all of our obligations under the September 2030 Dollar Notes.

July 2031 Dollar Notes. On January 12, 2021, Cemex, S.A.B. de C.V. issued $1.75 billion aggregate principal amount of its July 2031 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The Refinancing Guarantors fully and unconditionally guarantee the performance of all of our obligations under the July 2031 Dollar Notes.

During any period of time that the March 2026 Euro Notes, November 2029 Dollar Notes, September 2030 Dollar Notes, or the July 2031 Dollar Notes, respectively, have investment grade ratings from two rating agencies, Cemex, S.A.B. de C.V. and certain subsidiaries shall no longer be subject to certain covenants under the indentures governing the March 2026 Euro Notes, November 2029 Dollar Notes, September 2030 Dollar Notes, or the July 2031 Dollar Notes, as applicable.

On November 8, 2021, concurrently with funding under the Original 2021 Credit Agreement and in accordance with indentures that governed our then outstanding senior secured notes, Cemex entered into supplemental indentures to add COM and CIH as new guarantors to each of the then-outstanding Notes. Cemex Corp. and Cemex Concretos were already guarantors of the Notes. Also, concurrently with funding under the Original 2021 Credit Agreement and the full repayment of the 2017 Facilities Agreement, the provisions contained in the indentures governing the Notes that provide that any guarantor of the Notes shall be released of its guarantee obligations upon a refinancing of the 2017 Facilities Agreement with debt not guaranteed by the guarantor were triggered. As a result, both the Credit Agreements and the Notes are now guaranteed exclusively by the Refinancing Guarantors. The original note guarantors that are no longer guaranteeing the Notes are Cemex España, Cemex Asia B.V., Cemex Finance LLC, Cemex Africa & Middle East Investments B.V., Cemex France Gestion (S.A.S.), Cemex Research Group AG and Cemex UK.

CEBURES – Long-Term Notes 1. On October 5, 2023, Cemex, S.A.B. de C.V. issued Ps 1,000 million aggregate principal amount of its long-term notes (certificados bursátiles de largo plazo) with a 3-year tenor at a floating annual interest rate of TIIE 28 plus 0.45%, which are registered in Mexico. The Refinancing Guarantors fully and unconditionally guarantee the performance of all of our obligations under the Long-Term Notes 1. The Long-Term Notes 1 were issued under the SLFF and performance in respect of specific sustainability performance targets (the “SPTs”) referenced in the Long-Term Notes 1 may result in an adjustment to the financial conditions of the Long-Term Notes 1. The relevant SPT under the Long-Term Notes 1 consists of a reduction of Scope 1 and Scope 2 CO2 emissions per ton of cementitious product to 564 kg by the end of 2025. If we do not meet the SPTs by the established dates, the nominal value of the Long-Term Notes 1 would increase by 20 basis points.

CEBURES – Long-Term Notes 2. On October 5, 2023, Cemex, S.A.B. de C.V. issued Ps 5,000 million aggregate principal amount of its long-term notes (certificados bursátiles de largo plazo) with a 7-year tenor at a fixed annual interest rate of 11.48%, which are registered in Mexico. The Refinancing Guarantors fully and unconditionally guarantee the performance of all of our obligations under the Long-Term Notes 2. The Long-Term Notes 2 were issued under the SLFF and performance in respect of specific SPTs referenced in the Long-Term Notes 2 may result in an adjustment to the financial conditions of the Long-Term Notes 2. The relevant SPT under the Long-Term Notes 2 consists of a decrease of 513 kg by the end of 2027. If we do not meet the SPTs by the established dates, the interest rate on the Long-Term Notes 2 would increase by 25 basis points.

On February 20, 2024, we closed the reopening and placement of the CEBURES, pursuant to which Cemex, S.A.B. de C.V. issued Ps 2 billion of the Long Term Notes 1 and Ps 3.5 billion of the Long Term Notes 2. The CEBURES issued pursuant to this reopening and placement have terms and conditions identical to those of the CEBURES of their corresponding series issued on October 5, 2023, with the exception of the issue date and the placement price.

As of March 31, 2025, the aggregate principal amount outstanding under the CEBURES was Ps 11,500 million.

In connection with these issuances, Cemex negotiated interest rate and currency derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar.

Subordinated Notes

5.125% Subordinated Notes. On June 8, 2021, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the 5.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

9.125% Subordinated Notes. On March 14, 2023, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 9.125% Subordinated Notes were issued under the GFF. See “I Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations” in the 2024 Annual Report for information related to the redemption of the 9.125% Subordinated Notes in April 2025.

As of March 31, 2025, we are in compliance with our payment obligations under the Credit Agreements, the Notes and the Subordinated Notes.

Commercial Commitments

On March 31, 2021, we entered into a new Master Services Agreement with IBM (the “IBM 2021 MSA”), which provided the framework for certain ordinary course of business-related services on a global scale, including finance and accounting services. On June 30, 2021, we signed an amendment to the IBM 2021 MSA by which advanced cybersecurity services were incorporated into the agreement. On September 30, 2021, we signed another amendment to the IBM 2021 MSA by which the finance and accounting services were modified to incorporate advanced order-to-cash services. The cybersecurity services under the IBM 2021 MSA will end on June 30, 2026 and the finance and accounting services under the IBM 2021 MSA will end on December 31, 2028, unless terminated earlier. The IBM 2021 MSA includes provisions for automation, as well as provisions for increased consumption flexibility and a reassessment of service level requirements. We may terminate the IBM 2021 MSA (or a portion of it) at our discretion and without cause at any time by providing at least six months’ notice to IBM and paying the corresponding termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the IBM 2021 MSA if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

On February 8, 2022, we renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as information technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which we operate, for a tenure of five to seven years at an average annual cost of approximately $60 million. The services provided under these agreements replaced the services provided under the IBM 2012 MPSA which expired on August 31, 2022.

In October 2022, we entered into a five-year agreement with Neoris, beginning in 2023, for the acquisition of information technology solutions and services for an annual amount of at least $55 million.

In March 2024, with the intention of hedging a significant portion of our expected deficit of emission carbon allowances (“EUAs”) under the EU ETS, we entered into physically-settled forward purchase commitments for the acquisition of 1.8 million EUAs for our own use in 2029 and 2030 for an aggregate price of $157 million.

As of March 31, 2025, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Cash Requirements

As of March 31, 2025, we had material cash requirements as set forth in the table below.

	As of March 31, 2025
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Dollars)
Non-current debt	$626	$1,142	$1,568	$2,273	$5,609
Leases(1)	318	451	274	478	1,521
Total debt and other financial obligations(2)	944	1,593	1,842	2,751	7,130
Interest payments on debt(3)	283	463	325	118	1,189
Pension plans and other benefits(4)	151	268	267	636	1,322
Acquisition of property, plant and equipment	278	128	—	—	406
Purchases of services, raw material, fuel and energy(5)	515	793	417	527	2,252
Total cash requirements	2,171	3,245	2,851	4,032	12,299

(1)

Represent nominal cash flows. As of March 31, 2025, the net present value of future payments under such lease contracts was $1,181 million, of which, $366 million refers to payments from one to three years and $240 million refer to payments from three to five years.

(2)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(3)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of March 31, 2025.
(4)

Represents estimated annual payments under these benefits for the next 10 years (see note 19 to our 2024 audited consolidated financial statements included in the 2024 Annual Report), including the estimate of new retirees during such future years.

(5)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel, carbon allowances and other services.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by Cemex, S.A.B. de C.V.’s Board of Directors, which represent our risk management framework and are supervised by several of our Committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2024 and March 31, 2025, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 14.4 and 14.5 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

During the reported periods, in compliance with the guidelines established by our risk management committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels; (b) foreign exchange hedging; (c) hedge of forecasted transactions; (d) changing the risk of changes in market interest rates; and (e) other corporate purposes. See note 14.4 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

As of December 31, 2024 and March 31, 2025 the notional amounts and fair values of our derivative instruments were as follows:

	As of December 31, 2024		As of March 31, 2025
	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
	(in millions of Dollars)
Net investment hedge	$713	$63	$1,041	$25	Mar 2027
Cross currency swaps	658	(100)	658	(83)	Sep 2030
Interest rate swaps.	600	14	600	8	Feb 2030
Fuel price hedging	356	6	312	6	Dec 2026
Foreign exchange options	650	41	605	32	Mar 2027

	$2,977	$24	$3,216	$(12)

The caption “Financial income and other items, net” in the statements of income includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $4 million and $16 million in the three-month periods ended March 31, 2024 and 2025, respectively. As described below, changes in fair value of our net investment hedge are recognized in other equity reserves for the period as part of our currency translation results. In addition, changes in fair value of our outstanding interest rate swaps related to debt are recognized as part of our financial expense in the statement of income. Changes in fair value of our fuel price hedging derivatives are temporarily recognized through other equity reserves and are allocated to operating expenses as the related fuel volumes are consumed.

Our Net Investment Hedge. As of December 31, 2024 and March 31, 2025, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from one to 15 months for notional amounts of $492 million and $500 million, respectively. We have designated this program as a hedge of our net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other equity reserves. For the three-month periods ended March 31, 2024 and 2025, these contracts generated losses of $24 million and $16 million, respectively, which partially offset currency translation results in each year recognized in equity generated from our net assets denominated in Pesos. The losses generated for the three-month periods ended March 31, 2024 and 2025 were related to the appreciation of the Peso against the Dollar during these periods.

In addition, as of December 31, 2024 and March 31, 2025, as part of our Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $221 million and $279 million, respectively. These capped forwards contain limits on the upside that the instrument may generate. Changes in the fair market value of such capped forward contracts are also recognized as part of other equity reserves. For the three-month periods ended March 31, 2024 and 2025, these contracts generated losses of $16 million and $2 million, respectively, which partially offset currency translation effects recognized in equity generated from our net assets denominated in Pesos due to the appreciation of the Peso against the Dollar in the three-month periods ended March 31, 2024 and 2025.

Moreover, as of March 31, 2025, we held cross-currency swap contracts for a notional amount of $262 million, which were entered into in January 2025. We designated this program as a hedge of our net investment in Euros, pursuant to which changes in the fair market value of these instruments are recognized as part of other equity reserves, which partially offset currency translations results in each year recognized in equity generated from our net assets denominated in Euros. In addition, changes in the fair value of these contracts related to the interest rate leg are initially recognized as part of other equity reserves and are subsequently allocated through financial expense, as interest expense on the related loans is accrued in the statement of income. For the three-month period ended March 31, 2025, changes in the fair value of these contracts generated losses of $4 million, recognized in other equity reserves. For the three-month period ended March 31, 2025, we reclassified results from other equity reserves to the line item “Financial expenses” representing income of $1 million.

Our Cross Currency Swaps. As of December 31, 2024 and March 31, 2025, we held cross-currency swap contracts for a notional amount of $658 million, in both periods, in connection with the CEBURES, aiming to change the rate and currency risk profile of such CEBURES from the Peso to the Dollar. We designated these contracts as cash flow hedges of interest rate payments in relation to an equivalent amount of variable and fixed interest rate debt. Changes in fair value of these contracts for the interest rate swap leg are initially recognized as part of other equity reserves and are subsequently allocated through financial expense as interest expense on the related loans is accrued in the statement of income, while changes in fair value of the currency forward leg are recognized directly in the statement of income partially offsetting the related Peso denominated debt’s foreign exchange fluctuation. For the three-month period ended March 31, 2024 and 2025, changes in the fair value of these contracts generated gains of $25 million and $17 million, respectively, recognized in other comprehensive income. Moreover, during the same periods, we reclassified results from equity to the line item “Financial expenses” representing income of $7 million in 2024 and of $6 million in 2025.

In addition, we entered different cross-currency swap contracts unwounded during the three-month period ended March 31, 2025, which resulted in a settlement loss of $7 million, recognized directly in the statement of income as part of “Financial income and other items, net.”

Our Interest Rate Swaps. For accounting purposes under IFRS, we designate interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other equity reserves and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of income.

As of December 31, 2024 and March 31, 2025, we held interest rate swaps for a notional amount of $600 million, in both periods, with a fair value representing assets of $14 million in the year ended December 31, 2024 and assets of $8 million in the three-month period ended March 31, 2025. For the three-month periods ended March 31, 2024 and 2025, changes in the fair value of these contracts generated gains of $2 million and losses of $6 million, respectively, recognized in other equity reserves. Moreover, during the same periods, we reclassified results from other equity reserves to the line item “Financial expenses” representing income of $6 million and $3 million in the three-month periods ended March 31, 2024 and 2025, respectively.

Our Fuel Price Hedging Derivatives. As of December 31, 2024 and March 31, 2025, we maintained swap and option contracts negotiated to hedge the price of certain fuels in several operations, primarily diesel and gas, for aggregate notional amounts of $134 million and $121 million, respectively, with an estimated aggregate fair value representing assets of $1 million in the year ended December 31, 2024 and assets of $3 million in the three-month period ended March 31, 2025. By means of these contracts, for our own consumption only, we either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other equity reserves and are recycled to operating expenses as the related fuel volumes are consumed. For the three-month periods ended March 31, 2024 and 2025, changes in fair value of these contracts recognized in other equity reserves represented gains of $6 million and $2 million, respectively. Moreover, during the same periods, we recycled results from other equity reserves to the line items of “Cost of sales” and “Operating expenses,” as applicable, representing losses of $1 million in both periods.

In addition, as of December 31, 2024 and March 31, 2025, we held Brent oil call spreads with notional amounts of $150 million and $135 million, respectively, intended economically to mitigate the exposure over a portion of the diesel cost implicit in our distribution expense. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net.” For the three-month periods ended March 31, 2024 and 2025, these contract resulted in an income of $1 million and a loss of $1 million, respectively.

In March 2024, we entered a coal call spread for a notional amount of $81 million. As of December 31, 2024 and March 31, 2025, we held these financial derivative instruments with a notional of $72 million and $56 million, respectively, intended to economically mitigate the exposure over the petcoke consumption in our production process. Changes in the fair value of these contracts are recognized directly in the statements of income as part of “Financial income and other items, net.” For the three-month period ended March 31, 2025, these contracts resulted in a loss of $1 million.

Foreign Exchange Options. As of December 31, 2024 and March 31, 2025, we held Dollar/Peso call spread option contracts for a notional amount of $650 million and $605 million, respectively. Such contracts mature between March 2026 and March 2027 and were negotiated to maintain the value in Dollars over an equivalent amount of revenue generated in Pesos. For the three-month periods ended March 31, 2024 and 2025, changes in the fair value of these instruments generated losses of $5 million and $7 million, respectively, recognized within “Financial income and other items, net” in the statement of income. The losses generated for the three-month periods ended March 31, 2024 and 2025, are related to the appreciation of the Peso against the Dollar during these periods.

See note 14.4 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Other Derivative Financial Instruments.

With respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that will require cash. Likewise, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls. The cash required to cover the margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs.

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties will always be minimal. See notes 17.4 and 17.5 to our 2024 audited consolidated financial statements included in the 2024 Annual Report.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Interest Rate Risk, Foreign Currency Risk, and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of March 31, 2025. Average floating interest rates are calculated based on forward rates in the yield curve as of March 31, 2025. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of March 31, 2025 and is summarized as follows:

	Expected maturity dates as of March 31, 2025
Non-current debt(1)	2025	2026	2027	2028	After 2029	Total	Fair Value
	(in millions of Dollars, except percentages)
Variable rate	0	297	467	467	96	1,327	1,327
Average interest rate	—	5.69%	5.57%	5.64%	3.82%
Fixed rate	0	125	241	240	3,022	3,628	3,400
Average interest rate	—	4.49%	4.54%	4.53%	4.90%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of March 31, 2025 does not include our other financial obligations and the Subordinated Notes for an aggregate amount of $3,820 million issued by consolidated entities. See note 14.2 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

As of March 31, 2025, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2024, 24% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 95 basis points. As of March 31, 2025, 33% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 98 basis points. As of March 31, 2024 and 2025, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for the three-month periods ended March 31, 2024 and 2025 would have been reduced by $4 million and $2 million, respectively, as a result of higher interest expense on variable-rate denominated debt. However, this analysis does not include the interest rate swaps held by us during the three-month periods ended March 31, 2024 and 2025. See notes 14.4 and 14.5 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Foreign Currency Risk. Due to our geographic diversification, our revenues and costs are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the three-month period ended March 31, 2025, 26% of our external revenues were generated in Mexico, 33% in the United States, 6% in the United Kingdom, 5% in France, 2% in Germany, 3% in Poland, 3% in Spain, 5% in Israel, 5% in the Rest of EMEA segment, 3% in Colombia, 1% in Panama, 2% in Caribbean TCL, and 2% in the Rest of SCA&C segment and 4% in other activities.

As of March 31, 2025, 66% of our total debt plus other financial obligations was Dollar-denominated, 16% was Euro-denominated, 14% was Mexican Peso-denominated, 2% was Pound Sterling-denominated and 2% was denominated in other currencies. Therefore, we had a foreign currency exposure arising mainly from the Dollars denominated debt versus the several currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars from our operations to service these obligations. As of March 31, 2025, we had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $605 million to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk. See note 14.4 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein. Complementarily, we may negotiate other derivative financing hedging strategies in the future if either of our debt portfolio currency mix, interest rate mix, market conditions, and/or expectations changes.

In addition, considering that Cemex S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar, there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (Mexican Peso, Euro, Pound Sterling and other currencies) into Dollars. When the Dollar appreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. As mentioned above in our derivative financial instruments section, we have implemented a Dollar/Peso foreign exchange forward contract program to hedge foreign currency translation in connection with our net assets denominated in Mexican Pesos. See notes 17.5 and 29.3 to our 2024 audited consolidated financial statements included in the 2024 Annual Report.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of Cemex, S.A.B. de C.V.’s and/or a third party’s shares.

Considering specific objectives, we have negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship between the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments, with certain exemptions for physically-only settle instruments, are recognized in the statement of income as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of March 31, 2025, we do not have derivative financial instruments based on the price of Cemex, S.A.B. de C.V.’s shares or any third-party’s shares. See notes 14.4 and 14.5 to our unaudited condensed consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 included herein.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability, and other political, economic, and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of March 31, 2025, we had $2,000 million available in our committed revolving credit tranche under the Amended 2021 Credit Agreement and €300 million available in our committed revolving credit tranche under the 2022 EUR Credit Agreement.

As of March 31, 2025, current liabilities, which included $1,544 million of current debt and other financial obligations, exceeded current assets by $966 million. It is noted that as part of our operating strategy implemented by our management, we operate with a negative working capital balance. For the three-month period ended March 31, 2025, we used net cash flows in operating activities of $139 million. In addition, as of March 31, 2025, we had $2,000 million available in our committed revolving credit tranche under the Amended 2021 Credit Agreement, €300 million available in our committed revolving credit tranche under the 2022 EUR Credit Agreement and $1,036 million under other uncommitted lines of credit subject to the lenders’ availability.

Investments, Acquisitions, and Divestitures

The transactions described below represent our principal investments, acquisitions, and divestitures completed during the three-month period ended March 31, 2025.

Investments and Acquisitions

There were no principal investments or acquisitions during the three-month period ended March 31, 2025.

Divestitures

During the three-month period ended March 31, 2025, we made divestitures of $975 million (which included fixed assets of $35 million).

On January 30, 2025, we closed the sale of our operations in the Dominican Republic and businesses in Haiti to a subsidiary of Progreso and its strategic partners, for a total consideration of $928 million subject to post-closing adjustments related to cash, debt and working capital. The divested assets mainly consist of one cement plant in the Dominican Republic comprised of two integrated production lines and related cement, concrete and aggregates assets; marine terminals and a commercialization business in Haiti. For the three month periods ended March 31, 2024 and for the period from January 1 to January 30, 2025, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the three-month period ended March 31, 2025 a gain on sale of $593 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $13 million.

OUR CORPORATE STRUCTURE AS OF MARCH 31, 2025

Cemex, S.A.B. de C.V. is an operating and a holding company that primarily operates its business through subsidiaries which, in turn, hold interests in Cemex’s cement, aggregates, ready-mix concrete and Urbanization Solutions operating companies, as well as other businesses. The following chart summarizes Cemex’s corporate structure as of March 31, 2025. The chart also shows, unless otherwise indicated, for each company, Cemex’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest of each subsidiary included. The chart has been simplified to show only some of Cemex’s major holding companies and/or operating companies in the main countries in which Cemex operates, and/or relevant companies in which Cemex holds a significant direct or indirect interest and does not include all of Cemex’s operating subsidiaries and its intermediate holding companies.

(1)	Includes Cemex’s direct or indirect, or consolidated, interest.

(2)	Includes COM’s, Cemex Innovation Holding Ltd.’s and Cemex’s interest, as well as shares held in Cemex España treasury.
(3)	Includes Cemex España’s direct or indirect, or consolidated, interest.
(4)

Represents Cemex España’s indirect economic interest in three companies incorporated in the United Arab Emirates; Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC. Cemex España indirectly owns a 49% equity interest in each of these companies and indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(5)	Represents outstanding shares of Cemex Latam Holdings, S.A.’s (“CLH”) capital stock and excludes treasury stock.
(6)	Represents CLH’s 99.483% indirect, or consolidated, interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.
(7)	Represents CLH’s direct and indirect, or consolidated, interest in ordinary and preferred shares and includes shares held in Cemex Colombia S.A.’s (“Cemex Colombia”) treasury.
(8)	Includes Cemex Colombia’s 99% interest and Corporación Cementera Latinoamericana, S.L.U.’s 1% interest.
(9)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and Cemex’s indirect 4.96% interest held through other subsidiaries.
(10)	Includes Cemex UK Operations Limited’s 80% interest and Cemex España’s 20% interest.
(11)	Includes Cemex France’s direct or indirect, or consolidated, interest.

Cemex, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Statements of Income

(Millions of U.S. Dollars, except for earnings per share)

		(Unaudited) For the three-month periods ended March 31,
	Notes	2025	2024
Revenues		$3,649	3,942
Cost of sales		(2,515)	(2,615)

Gross profit		1,134	1,327
Operating expenses	4	(842)	(906)

Operating earnings before other expenses, net		292	421
Other expenses, net	5	(46)	(19)

Operating earnings		246	402
Financial expense	6.1	(114)	(144)
Financial income and other items, net	6.2	38	5
Share of profit of equity accounted investees		5	9

Earnings before income tax		175	272
Income tax	16.1	(51)	(36)

Net income from continuing operations		124	236
Discontinued operations	3.1	618	22

CONSOLIDATED NET INCOME		742	258
Non-controlling interest net income	17.3	8	4

CONTROLLING INTEREST NET INCOME		$734	254

Basic earnings per share		$0.0169	0.0059
Basic earnings per share from continuing operations		$0.0027	0.0054
Diluted earnings per share		$0.0166	0.0058
Diluted earnings per share from continuing operations		$0.0026	0.0053

The accompanying notes are part of these condensed consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(Millions of U.S. Dollars)

		(Unaudited) For the three-month periods ended March 31,
	Notes	2025	2024
CONSOLIDATED NET INCOME		$742	258
Items that will not be reclassified subsequently to the statement of income
Effects from strategic equity investments		4	1

		4	1

Items that are or may be reclassified subsequently to the statement of income
Results from derivative financial instruments designated as cash flow hedges	14.4	9	33
Currency translation results of foreign subsidiaries		149	(166)
Income tax benefit recognized directly in other comprehensive income		3	11

		161	(122)

Total items of other comprehensive income (loss), net		165	(121)

CONSOLIDATED COMPREHENSIVE INCOME		907	137
Non-controlling interest comprehensive loss		(5)	(3)

CONTROLLING INTEREST COMPREHENSIVE INCOME		$912	140

The accompanying notes are part of these condensed consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Statements of Financial Position

(Millions of U.S. Dollars)

		(Unaudited)
		As of March 31,	As of December 31,
	Notes	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$1,179	864
Trade accounts receivable	8	1,781	1,582
Other accounts receivable		717	715
Inventories	9	1,556	1,485
Assets held for sale and other current assets	3.1, 10	167	370

Total current assets		5,400	5,016

NON-CURRENT ASSETS
Investments in associates and joint ventures	11	768	753
Other investments and non-current accounts receivable		247	256
Property, machinery and equipment, net and assets for the right-of-use, net	12	11,420	11,240
Goodwill and intangible assets, net	13	9,461	9,361
Deferred income tax assets		679	673

Total non-current assets		22,575	22,283

TOTAL ASSETS		$27,975	27,299

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	14.1	$626	189
Other current financial obligations	14.2	918	927
Trade accounts payable		2,928	3,090
Income tax payable		440	469
Other current liabilities	15	1,454	1,326
Liabilities related to assets held for sale	3.1	—	91

Total current liabilities		6,366	6,092

NON-CURRENT LIABILITIES
Non-current debt	14.1	4,955	5,340
Other non-current financial obligations	14.2	902	902
Pensions and other post-employment benefits		545	559
Deferred income tax liabilities		548	548
Other non-current liabilities		1,428	1,381

Total non-current liabilities		8,378	8,730

TOTAL LIABILITIES		14,744	14,822

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	17.1	7,699	7,699
Other equity reserves and subordinated notes	17.2	(615)	(770)
Retained earnings		5,851	5,247

Total controlling interest		12,935	12,176
Non-controlling interest	17.3	296	301

TOTAL STOCKHOLDERS’ EQUITY		13,231	12,477

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$27,975	27,299

The accompanying notes are part of these condensed consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Millions of U.S. Dollars)

		(Unaudited) For the three-month periods ended March 31,
	Notes	2025	2024
OPERATING ACTIVITIES
Consolidated net income		$742	258
Discontinued operations		618	22

Net income from continuing operations		124	236
Adjustments for:
Depreciation and amortization of assets		309	310
Impairment losses of long-lived assets	5	1	2
Share of profit of equity accounted investees		(5)	(9)
Results on sale of subsidiaries, other disposal groups and others		(31)	(7)
Financial expense, financial income and other items, net		76	139
Income taxes	16.1	51	36
Changes in working capital, excluding income taxes		(485)	(446)

Cash flows provided by operating activities from continuing operations		40	261

Interest paid		(117)	(153)
Income taxes paid	16.2	(59)	(172)

Net cash flows used in operating activities from continuing operations		(136)	(64)
Net cash flows (used in) provided by operating activities from discontinued operations		(3)	45

Net cash flows used in operating activities after interest and income taxes		(139)	(19)

INVESTING ACTIVITIES
Purchase of property, machinery and equipment, net	12	(160)	(124)
Acquisition of intangible assets, net		(105)	(39)
Disposal of subsidiaries, net	3	862	—
Non-current assets and others, net		8	12

Cash flows provided by (used in) investing activities from continuing operations		605	(151)
Net cash flows used in investing activities from discontinued operations		—	(30)

Net cash flows provided by (used in) investing activities		605	(181)

FINANCING ACTIVITIES
Proceeds from new debt instruments	14.1	—	1,365
Debt repayments	14.1	(2)	(1,036)
Other financial obligations, net		(94)	(131)
Dividends paid	17.1	(30)	—
Derivative financial instruments	14.4	14	(47)
Coupons on subordinated notes	17.2	(26)	(26)
Non-current liabilities, net		(42)	(60)

Net cash flows (used in) provided by financing activities		(180)	65

Increase (decrease) in cash and cash equivalents from continuing operations		289	(150)
Increase (decrease) in cash and cash equivalents from discontinued operations		(3)	15
Foreign currency translation effect on cash		29	(13)
Cash and cash equivalents at beginning of period		864	624

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	$1,179	476

Changes in working capital, excluding income taxes:
Trade accounts receivable		$(177)	(189)
Other accounts receivable and other assets		(60)	8
Inventories		(34)	(7)
Trade accounts payable		(189)	(184)
Other accounts payable and accrued expenses		(25)	(74)

Changes in working capital, excluding income taxes		$(485)	(446)

The accompanying notes are part of these condensed consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries

Condensed Statements of Changes in Stockholders’ Equity

For the three-month periods ended March 31, 2025 and 2024 (Unaudited)

(Millions of U.S. Dollars)

	Notes	Common stock	Additional paid-in capital	Other equity reserves and subordinated notes	Retained earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance as of December 31, 2023		$318	7,381	(363)	4,428	11,764	352	12,116
Net income for the period		—	—	—	254	254	4	258
Other comprehensive loss for the period		—	—	(114)	—	(114)	(7)	(121)

Total of other comprehensive income for the period		—	—	(114)	254	140	(3)	137

Dividends declared	17.1	—	—	—	(120)	(120)	—	(120)
Share-based compensation		—	—	16	—	16	—	16
Coupons accrued on subordinated notes	17.2	—	—	(37)	—	(37)	—	(37)

Balance as of March 31, 2024		$318	7,381	(498)	4,562	11,763	349	12,112

Balance as of December 31, 2024		318	7,381	(770)	5,247	12,176	301	12,477
Net income for the period		—	—	—	734	734	8	742
Other comprehensive income for the period		—	—	178	—	178	(13)	165

Total of other comprehensive income for the period		—	—	178	734	912	(5)	907

Dividends declared	17.1	—	—	—	(130)	(130)	—	(130)
Share-based compensation		—	—	14	—	14	—	14
Coupons accrued on subordinated notes	17.2	—	—	(37)	—	(37)	—	(37)

Balance as of March 31, 2025		$318	7,381	(615)	5,851	12,935	296	13,231

The accompanying notes are part of these condensed consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS

Cemex, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates, urbanization solutions and other construction materials and services. In addition, Cemex, S.A.B. de C.V. performs significant business and operational activities in Mexico.

The shares of Cemex, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certificados de Participación Ordinaria) under the symbol “CemexCPO.” Each CPO represents two series “A” shares and one series “B” share of the common stock of Cemex, S.A.B. de C.V. In addition, Cemex, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “Cemex, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to Cemex, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “Cemex” refer to Cemex, S.A.B. de C.V. together with its consolidated subsidiaries.

2)	BASIS OF PRESENTATION AND DISCLOSURE

The condensed consolidated financial statements were prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of Cemex since the last annual consolidated financial statements as of and for the year ended December 31, 2024.

The accompanying condensed consolidated statements of financial position as of March 31, 2025, as well as the related statements of income, the statements of comprehensive income, the statements of cash flows and the statements of changes in stockholders’ equity for the three-month periods ended March 31, 2025 and 2024 and their related disclosures included in these notes to the condensed consolidated financial statements are unaudited.

The accounting policies that were applied to these condensed consolidated financial statements of March 31, 2025, are the same as those applied by Cemex in its consolidated financial statements as at and for the year ended December 31, 2024, considering as subsequently described in this note.

Presentation currency and definition of terms

The condensed consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America (the “United States”), except when specific reference is made to a different currency. When reference is made to “U.S. Dollar,” “Dollar,” “Dollars” or “$” it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “Pesos,” it means Mexican Pesos. When reference is made to “€” or “Euros,” it means the currency in circulation in a considerable number of European Union (“EU”) countries. When reference is made to “£” or “Pounds,” it means British Pounds sterling. Previously reported Dollar amounts of prior years are restated when the underlying transactions in other currencies remain unsettled using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rates indicated.

Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 16.2 and 18.2), which are originated in jurisdictions where currencies are different from the Dollar, are presented in Dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such Dollar amounts will fluctuate over time due to changes in exchange rates.

Discontinued operations (note 3.1)

Cemex reports as discontinued operations the disposal of entire geographical reportable operating segments regardless of size, the sale of a considerable portion of a significant reportable operating segment, as well as the sale of a major line of business.

Condensed consolidated statements of income

Cemex includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) to the non-IFRS measure of Operating EBITDA by adding back depreciation and amortization. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to Cemex’s main activities or which are of a non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets, as well as restructuring costs, among others (note 5). Under current IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of income vary significantly by industry and company according to specific needs.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Condensed consolidated statements of income - continued

Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by Cemex’s creditors to review its capacity to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under its financing agreements. Cemex presents “Operating EBITDA” in notes 3.2 (selected financial information by reportable segment and line of business) and 14.1 (Financial instruments—Financial covenants). Cemex’s Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Condensed consolidated statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•

For the three-month periods ended March 31, 2025 and 2024, the increases in other financing obligations in connection with lease contracts negotiated during these periods for $54 and $84, respectively;

•

For the three-month periods ended March 31, 2025 and 2024, the portion of dividends declared during the years 2025 and 2024 that are still payable as of March 31, 2024 and 2025 for $130 and $120, respectively (note 17.1); and

Investing activities:

•

For the three-month periods ended March 31, 2025 and 2024, in connection with the leases negotiated during these periods, the increases in assets for the right-of-use related to lease contracts for $54 and $84, respectively.

Newly issued IFRS adopted in 2025

Beginning January 1, 2025, Cemex adopted IFRS amendments that did not result in any material impact on its results of operation or financial position, and which are explained as follows:

Standard	Main topic
Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability	The amendments require an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency and when it is not, to determine the exchange rate to use and the disclosures to provide.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

3)	BUSINESS COMBINATIONS, DIVESTITURES AND DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

3.1)	DIVESTITURES AND DISCONTINUED OPERATIONS

On December 2, 2024, considering separate agreements with each counterparty and the satisfaction of closing conditions, which included the approval by the Philippine Competition Commission and the fulfillment of other requirements by the purchasers to the shareholders of Cemex Holdings Philippines, Inc. (“CHP”), including the non-controlling interest owned by third parties in CHP, Cemex concluded the sale of its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to Cemex’s controlling interest of $798 including the sale of minority investments in land ownership and mineral extraction activities, as well as debt assumed by the purchaser. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the three-month period ended March 31, 2024, Cemex’s operations in the Philippines are reported in the income statement, net of income tax, in the single line item “Discontinued operations.”

On September 10, 2024, Cemex sold its operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212. The divested assets mainly consisted of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the three-month period ended March 31, 2024, Cemex’s operations in Guatemala are reported in the income statement, net of income tax, in the single line item “Discontinued operations.”

On January 30, 2025, Cemex concluded the sale of its operations in the Dominican Republic to Cementos Progreso Holdings, S.L. and its strategic partners, for a total consideration of $928, after final adjustments for changing balances of cash, debt and working capital. The assets for divestment mainly consisted of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. For the period from January 1 to January 30, 2025 and for the three-month period ended March 31, 2024, Cemex’s operations in the Dominican Republic are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the statements of income of Cemex’s discontinued operations previously mentioned related to: a) the Philippines for the three-month period ended on March 31, 2024; b) Guatemala for the three-month period ended March 31, 2024 and; c) the Dominican Republic for the period from January 1 to January 30, 2025 and for the three-month period ended March 31, 2024.

	For the three-month period ended March 31, 2025	For the three-month period ended March 31, 2024
Revenues	$26	195
Cost of sales, operating expenses and other expenses, net	(23)	(168)
Financial expenses, net, and others	—	3

Earnings before income tax	3	30
Income tax	(3)	(8)

Results of discontinued operations	—	22
Net disposal result	618	—

Net result of discontinued operations	$618	22

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

3.2)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments

The Company’s operating segments represent the components of Cemex that engage in business activities from which Cemex earns revenues and incurs expenses, whose operating results are reviewed by Cemex’s Chief Executive Officer (“CEO”) and senior management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. A reportable segment represents an operating segment or an aggregation of operating segments considering certain thresholds, under which entities must report separately any operating segments which account for 10% or more of combined revenues, both internal and external, 10% or more of combined net profit or loss, depending on the individual result of the operating segment, and/or 10% or more of the combined assets of all operating segments. In addition, despite the described 10% threshold not being met individually, entities must report as many individual operating segments as needed to cover at least 75% of the entity’s revenue. Cemex operates by geography and line of business. Cemex discloses its segment information presenting 13 reportable segments. After discontinued operations, Cemex’s operations are organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, comprised of one operating and reportable segment, 2) United States, comprised of one operating and reportable segment, 3) Europe, Middle East and Africa (“EMEA”), comprised of 10 operating segments, of which four were aggregated into a single reportable operating segment as described below, and 4) South, Central America and the Caribbean (“SCA&C”), comprised of 10 operating segments, of which eight were aggregated into two reportable operating segments as described below.

Aggregation criteria

Considering materiality, as well as similar regional and/or economic characteristics, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates and urbanization solutions across geographies, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: a) the “Rest of EMEA” reportable segment refers to Cemex’s operating segments in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) the “Rest of SCA&C” reportable segment refers to Cemex’s operating segments in Puerto Rico, Nicaragua, Jamaica and the Caribbean, excluding the operations of Trinidad Cement Limited (“TCL”); and c) the “Caribbean TCL” reportable segment refers to the operating segments of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following combined transactions: 1) cement trade maritime operations, 2) the non-operating transactions of the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business.

Selected information of the consolidated statements of income by reportable segment for the three-month periods ended on March 31, 2025 and 2024, excluding the share of profits of equity accounted investees by reportable segment, was as follows:

For the three-month period ended March 31, 2025	Sales (including intragroup transactions)		Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico		$981	(26)	955	308	49	259	(4)	(9)	35
United States		1,190	—	1,190	190	127	63	6	(17)	(8)
EMEA
United Kingdom		213	—	213	36	22	14	(1)	(3)	(11)
France		177	—	177	5	10	(5)	(9)	(3)	(1)
Germany		89	(12)	77	(12)	7	(19)	—	(1)	(1)
Poland		112	(2)	110	15	6	9	—	(1)	—
Spain		112	(8)	104	16	7	9	—	—	—
Israel		200	—	200	27	11	16	3	(2)	—
Rest of EMEA		183	—	183	30	11	19	2	(1)	—
SCA&C
Colombia [1]		108	—	108	13	7	6	(1)	(1)	5
Panama [1]		36	(5)	31	7	4	3	—	—	—
Caribbean TCL [2]		93	(6)	87	26	5	21	3	(1)	—
Rest of SCA&C [1]		77	—	77	15	3	12	—	—	—

Reportable segments				3,512	676	269	407	(1)	(39)	19
Other activities [3]				137	(75)	40	(115)	(45)	(75)	19

Consolidated	$			3,649	601	309	292	(46)	(114)	38

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Selected financial information by reportable segment and line of business – continued

For the three-month period ended March 31, 2024	Sales (including intragroup transactions)		Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico		$1,314	(36)	1,278	420	57	363	(4)	(10)	29
United States		1,234	—	1,234	237	127	110	5	(19)	(10)
EMEA
United Kingdom		216	—	216	21	21	—	(1)	(4)	(6)
France		196	—	196	9	11	(2)	—	(4)	—
Germany		87	(9)	78	(9)	7	(16)	1	(1)	(1)
Poland		109	—	109	14	6	8	—	(1)	—
Spain		112	(12)	100	11	7	4	—	(1)	—
Israel		161	—	161	14	9	5	—	(2)	—
Rest of EMEA		176	—	176	21	11	10	—	(2)	(9)
SCA&C
Colombia [1]		113	(1)	112	14	6	8	(3)	(1)	—
Panama [1]		38	(4)	34	9	4	5	(1)	—	—
Caribbean TCL [2]		85	(5)	80	25	5	20	(1)	(1)	(1)
Rest of SCA&C [1]		71	—	71	15	4	11	—	—	—

Reportable segments				3,845	801	275	526	(4)	(46)	2
Other activities [3]				97	(70)	35	(105)	(15)	(98)	3

Consolidated	$			3,942	731	310	421	(19)	(144)	5

1

Until June 2023, after the conclusion of a tender offer and delisting process, Cemex Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, traded its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama and Nicaragua, and until September 10, 2024, of the operations in Guatemala.

2	The shares of TCL trade on the Trinidad and Tobago Stock Exchange.
3

In regards of external revenues, it refers mainly to trade maritime transactions of cement and clinker carried by Cemex’s trading unit and, in the rest of the captions, refers to Cemex’s corporate activities.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Selected financial information by reportable segment and line of business – continued

As of March 31, 2025 and December 31, 2024, the selected statement of financial position information by reportable segment was as follows:

As of March 31, 2025	Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures [1]
Mexico	$—	4,282	4,282	1,616	2,666	45
United States	285	12,757	13,042	2,795	10,247	104
EMEA
United Kingdom	6	1,413	1,419	844	575	11
France	41	880	921	467	454	5
Germany	3	523	526	285	241	9
Poland	—	474	474	147	327	11
Spain	—	676	676	232	444	12
Israel	—	871	871	497	374	7
Rest of EMEA	11	787	798	308	490	8
SCA&C
Colombia	—	1,021	1,021	276	745	20
Panama	—	285	285	74	211	1
Caribbean TCL	—	520	520	237	283	9
Rest of SCA&C	—	228	228	79	149	2

Reportable segments	346	24,717	25,063	7,857	17,206	244
Other activities	422	2,457	2,879	6,887	(4,008)	5
Assets held for sale	—	33	33	—	33	—

Total consolidated	$768	27,207	27,975	14,744	13,231	249

As of December 31, 2024	Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures [1]
Mexico	$—	4,155	4,155	1,693	2,462	315
United States	285	12,700	12,985	2,903	10,082	486
EMEA
United Kingdom	6	1,386	1,392	848	544	65
France	38	820	858	412	446	52
Germany	3	487	490	279	211	36
Poland	—	426	426	138	288	38
Spain	—	637	637	234	403	41
Israel	—	895	895	540	355	57
Rest of EMEA	10	732	742	316	426	79
SCA&C
Colombia	—	954	954	280	674	105
Panama	—	281	281	73	208	13
Caribbean TCL	—	511	511	238	273	50
Rest of SCA&C	—	234	234	85	149	21

Reportable segments	342	24,218	24,560	8,039	16,521	1,358
Other activities	411	2,063	2,474	6,692	(4,218)	22
Assets held for sale	—	265	265	91	174	—

Total consolidated	$753	26,546	27,299	14,822	12,477	1,380

1

Capital expenditures represent: a) the purchases of property, machinery and equipment, b) stripping costs, as well as c) assets for the right-of-use incurred during the respective period and exclude increases in assets related to asset retirement obligations.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Selected financial information by reportable segment and line of business – continued

The Company’s main activities are oriented to the construction industry, mainly through production, marketing, sale and distribution of cement, ready-mix concrete, aggregates, urbanization solutions and other construction materials and services. Revenues including intragroup transactions and external customers by line of business and reportable segment for the three-month periods ended March 31, 2025 and 2024, were as follows:

For the three-month period ended March 31, 2025	Cement		Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico		$651	292	77	205	3	(273)	955
United States		439	672	308	150	—	(379)	1,190
EMEA
United Kingdom		64	63	88	43	5	(50)	213
France		—	130	80	5	—	(38)	177
Germany		41	24	14	15	12	(29)	77
Poland		75	46	10	2	—	(23)	110
Spain		77	34	12	7	—	(26)	104
Israel		—	169	52	27	—	(48)	200
Rest of EMEA		130	72	9	4	5	(37)	183
SCA&C
Colombia		73	44	12	11	6	(38)	108
Panama		29	9	2	3	1	(13)	31
Caribbean TCL		90	1	2	—	—	(6)	87
Rest of SCA&C		67	2	2	8	—	(2)	77

Reportable segments		1,736	1,558	668	480	32	(962)	3,512
Other activities		—	—	—	—	137	—	137

Consolidated	$							3,649

For the three-month period ended March 31, 2024	Cement		Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico		$852	366	110	318	3	(371)	1,278
United States		451	690	331	173	—	(411)	1,234
EMEA
United Kingdom		66	66	87	45	5	(53)	216
France		—	153	83	4	—	(44)	196
Germany		38	24	13	17	11	(25)	78
Poland		75	44	10	2	—	(22)	109
Spain		80	30	11	7	—	(28)	100
Israel		—	131	43	25	—	(38)	161
Rest of EMEA		127	64	8	4	5	(32)	176
SCA&C
Colombia		77	41	11	13	6	(36)	112
Panama		30	8	2	3	1	(10)	34
Caribbean TCL		82	2	2	—	—	(6)	80
Rest of SCA&C		63	2	1	6	—	(1)	71

Reportable segments		1,941	1,621	712	617	31	(1,077)	3,845
Other activities		—	—	—	—	97	—	97

Consolidated	$							3,942

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

4)	OPERATING EXPENSES

Administrative and selling expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial and back-office activities of the Company’s management, as well as selling activities, respectively. Distribution and logistics expenses refer to the expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

Consolidated operating expenses by function for the three-month periods ended March 31, 2025 and 2024 are as follows:

	2025	2024
Administrative expenses [1,2]	$342	342
Selling expenses [2]	101	104

Administrative and selling expenses	443	446
Distribution and logistics expenses	399	460

Operating expenses	$842	906

1

All significant research and development activities are executed by several internal areas of Cemex as part of their daily activities. For the three-month periods ended March 31, 2025 and 2024, the total combined expenses of these departments recognized within administrative expenses were $11 and $11, respectively.

2

For the three-month periods ended March 31, 2025 and 2024, administrative expenses include depreciation and amortization of $45 and $41, respectively, and selling expenses include depreciation and amortization of $13 in both periods.

5)	OTHER EXPENSES, NET

The detail of the caption “Other expenses, net” for the three-month periods ended March 31, 2025 and 2024 is as follows:

	2025	2024
Restructuring costs [1]	$(38)	(1)
Results from the sale of assets and others	(7)	(16)
Impairment losses	(1)	(2)

	$(46)	(19)

1	Restructuring costs mainly refer to severance payments and expenses related to the definitive closing of operating sites.

6)	FINANCIAL ITEMS

6.1)	FINANCIAL EXPENSE

Consolidated financial expenses represent the interest on Cemex’s debt instruments measured using the effective interest rate and, for the three-month periods ended March 31, 2025 and 2024, include $18 and $19 of interest expense related to lease contracts.

6.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of financial income and other items, net for the three-month periods ended March 31, 2025 and 2024 was as follows:

	2025	2024
Foreign exchange results	$67	25
Financial income	8	10
Results from financial instruments, net (note 14.4)	(16)	(4)
Net interest cost of defined benefit liabilities	(7)	(9)
Effects of amortized cost on assets and liabilities	(14)	(16)
Others	—	(1)

	$38	5

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

7)	CASH AND CASH EQUIVALENTS

The balance in this caption is comprised of available amounts of cash and cash equivalents, represented by low-risk, highly liquid short-term investments readily convertible into known amounts of cash, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the statement of income as part of “Financial income and other items, net.”

As of March 31, 2025 and December 31, 2024, consolidated cash and cash equivalents consisted of:

	March 31, 2025	December 31, 2024
Cash and bank accounts	$390	330
Fixed-income securities and other cash equivalents	789	534

	$1,179	864

8)	TRADE ACCOUNTS RECEIVABLE

As of March 31, 2025 and December 31, 2024, consolidated trade accounts receivable consisted of:

	March 31, 2025	December 31, 2024
Trade accounts receivable	$1,857	1,659
Allowances for expected credit losses	(76)	(77)

	$1,781	1,582

As of March 31, 2025 and December 31, 2024, trade accounts receivable include receivables of $800 and $755, respectively, sold in several countries under outstanding trade accounts receivable securitization programs and/or factoring programs with recourse, in which, generally Cemex does not surrender effectively full control or the majority of risks and rewards associated with the trade accounts receivable sold. Therefore, the trade accounts receivable sold were not derecognized from the statement of financial position and the funded amounts to Cemex as of March 31, 2025 and December 31, 2024 of $639 and $658, respectively, were recognized within the line item of “Other financial obligations” (note 14.2).

The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $10 and $12 for the three-month periods ended March 31, 2025 and 2024, respectively. Cemex’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

Additionally, as of March 31, 2025 and December 31, 2024, there are trade accounts receivable sold under factoring programs that qualify for derecognition for $58 and $54, respectively, considering that Cemex surrendered control and the majority of risks and rewards associated with the amounts sold, the balances were derecognized from the statement of financial position.

9)	INVENTORIES

Inventories are valued using the lower of cost or net realizable value. The weighted average cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Inventory balances are subject to impairment. When an impairment situation arises, the related inventory is adjusted to its net realizable value against “Cost of sales.” Advances to suppliers of inventory are presented as part of other current assets.

As of March 31, 2025 and December 31, 2024, the consolidated balances of inventories were summarized as follows:

	March 31, 2025	December 31, 2024
Finished goods	$407	392
Materials and spare parts	396	383
Raw materials	394	377
Work-in-process	289	266
Inventory in transit	70	67

	$1,556	1,485

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

10)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

As of March 31, 2025 and December 31, 2024, assets held for sale and other current assets were detailed as follows:

	March 31, 2025	December 31, 2024
Assets held for sale (note 3.1) [1]	$33	265
Other current assets	134	105

	$167	370

1	In 2024, it mainly refers to the Dominican Republic operations for $229 and $36 associated with other property, plant and equipment.

Assets held for sale are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts.

As of March 31, 2025 and December 31, 2024, other current assets presented above are mainly comprised of advance payments to inventory suppliers.

11)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of March 31, 2025 and December 31, 2024, the investments in common shares of associates and joint ventures, which are accounted under the equity method, were as follows:

Associates	Activity	Country	%	March 31, 2025	December 31, 2024
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$407	393
Concrete Supply Co. LLC	Concrete	United States	40.0	110	111
Lehigh White Cement Company	Cement	United States	36.8	85	85
Couch Aggregates LLC	Aggregates	United States	49.0	54	55
Joint ventures
Société d’Exploitation de Carrières	Aggregates	France	50.0	24	23
Société Méridionale de Carrières	Aggregates	France	33.3	14	12
Other companies	—	—	—	74	74

				$768	753

Out of which:
Acquisition cost				$354	388
Equity method recognition				414	365

12)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of March 31, 2025 and December 31, 2024, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	March 31, 2025	December 31, 2024
Property, machinery and equipment, net	$10,325	10,152
Assets for the right-of-use, net	1,095	1,088

	$11,420	11,240

12.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of March 31, 2025 and December 31, 2024, consolidated property, machinery and equipment, net consisted of:

	March 31, 2025	December 31, 2024
Machinery and equipment	$12,369	11,962
Land and mineral reserves	5,198	5,120
Buildings	2,528	2,426
Construction in progress	1,305	1,398
Accumulated depreciation and depletion	(11,075)	(10,754)

	$10,325	10,152

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

12.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of March 31, 2025 and December 31, 2024, consolidated assets for the right-of-use, net were related to:

	March 31, 2025	December 31, 2024
Machinery and equipment	$1,592	1,571
Land and mineral reserves	467	456
Buildings	364	365
Others	75	69
Accumulated depreciation	(1,403)	(1,373)

	$1,095	1,088

13)	GOODWILL AND INTANGIBLE ASSETS, NET

As of March 31, 2025 and December 31, 2024, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	March 31, 2025			December 31, 2024
	Cost	Accumulated amortization	Carrying amount	Cost	Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	$7,480	—	7,480	$7,441	—	7,441
Intangible assets of definite useful life:
Extraction rights	1,857	(520)	1,337	1,796	(506)	1,290
Internally developed software	1,172	(767)	405	1,137	(734)	403
Mining projects	51	(7)	44	49	(8)	41
Industrial property and trademarks	29	(17)	12	29	(17)	12
Other intangible assets	409	(226)	183	390	(216)	174

	$10,998	(1,537)	9,461	$10,842	(1,481)	9,361

For the three-month periods ended March 31, 2025 and 2024, the amortization of intangible assets of definite useful life was $51 and $43, respectively and were recognized within operating costs and expenses.

13.1)	ANALYSIS OF GOODWILL IMPAIRMENT

Based on IFRS, Cemex mandatorily analyses the possible impairment of goodwill at least once a year during the last quarter, or additionally, on any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use represents the discounted cash flow projections of each CGU for the next five years plus a terminal value using risk adjusted discount rates.

There were no triggering events for goodwill impairment tests to be required in periods ended March 31, 2025 and 2024.

As of March 31, 2025 and December 31, 2024, goodwill balances allocated by operating segment, net of cumulative impairment adjustments were as follows:

	March 31, 2025	December 31, 2024
Mexico	$365	359
United States	6,176	6,176
EMEA
United Kingdom	268	259
France	203	194
Spain	58	55
Rest of EMEA [1]	50	50
SCA&C
Colombia	232	220
Caribbean TCL	83	83
Rest of SCA&C [2]	45	45

	$7,480	7,441

1	This caption refers to the operating segments in Israel, the Czech Republic, Egypt and Germany.
2

This caption refers to the operating segments in the Caribbean and Panama. In 2024, goodwill associated with the Company’s operations in the Dominican Republic of $13 was reclassified to “Assets held for sale” (note 3.1).

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

14)	FINANCIAL INSTRUMENTS

14.1)	CURRENT AND NON-CURRENT DEBT

As of March 31, 2025 and December 31, 2024, Cemex’s consolidated debt summarized by interest rates and currencies, was as follows:

	March 31, 2025			December 31, 2024
	Current	Non-current	Total [1,2]	Current	Non-current	Total [1,2]
Floating rate debt	$29	1,327	1,356	$23	1,305	1,328
Fixed rate debt	597	3,628	4,225	166	4,035	4,201

	$626	4,955	5,581	$189	5,340	5,529

Effective rate [3]
Floating rate	5.1%	5.8%		5.1%	6.0%
Fixed rate	4.3%	4.9%		7.3%	4.6%

	March 31, 2025				December 31, 2024
Currency	Current	Non-current	Total	Effective rate [3]	Current	Non-current	Total	Effective rate [3]
Dollars	$159	3,596	3,755	5.0%	$161	3,595	3,756	5.1%
Euros	434	483	917	3.7%	2	876	878	3.9%
Pesos	—	857	857	11.0%	—	842	842	11.2%
Other currencies	33	19	52	5.5%	26	27	53	5.4%

	$626	4,955	5,581		$189	5,340	5,529

1

As of March 31, 2025 and December 31, 2024, from the total debt of $5,581 and $5,529, respectively, 95% and 95% was held in the Parent Company and 5% and 5% in subsidiaries of the Parent Company, respectively.

2

As of March 31, 2025 and December 31, 2024, cumulative discounts, fees and other direct costs incurred in Cemex’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $28 and $29, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

3	Represents the weighted-average effective interest rate of the related debt agreements determined at the end of each period.

As of March 31, 2025 and December 31, 2024, Cemex’s consolidated debt summarized by type of instrument, was as follows:

March 31, 2025	Current	Non-current	December 31, 2024	Current	Non-current
Bank loans			Bank loans
Loans in foreign countries, 2025 to 2026	$37	49	Lines of credit, 2025 to 2026	$11	81
Syndicated loans, 2026 to 2029	—	1,758	Syndicated loans, 2026 to 2029	—	1,731

	37	1,807		11	1,812

Notes payable			Notes payable
Medium-term notes, 2025 to 2031	582	3,134	Medium-term notes, 2025 to 2031	150	3,538
Other notes payable, 2025 to 2026	7	14	Other notes payable, 2025 to 2027	6	12

	589	3,148		156	3,550

Total bank loans and notes payable	626	4,955	Total bank loans and notes payable	167	5,362
Current maturities	—	—	Current maturities	22	(22)

	$626	4,955		$189	5,340

Changes in consolidated debt for the three-month period ended March 31, 2025 and for the year ended December 31, 2024, were as follows:

	March 31, 2025	December 31, 2024
Debt at beginning of period	$5,529	6,228
Proceeds from new debt instruments	—	5,048
Debt repayments	(2)	(5,497)
Foreign currency translation and accretion effects	54	(250)

Debt at end of period	$5,581	5,529

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Consolidated debt – continued

As result of transactions incurred during the reported periods to issue, refinance, replace and/or repurchase existing debt instruments, as applicable, Cemex paid transactional costs, including premiums and/or redemption costs (jointly the “Transactional Costs”) for aggregate amounts of $5 and $5 for the three-month periods ended March 31, 2025 and 2024. Of these Transactional Costs, $0 in 2025 and $2 in 2024, corresponding to new debt instruments or the refinancing of existing debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument. In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $0 in 2025 and $2 in 2024 were also recognized within “Financial income and other items, net.”

The maturities of consolidated long-term debt as of March 31, 2025, were as follows:

	Bank loans	Notes payable	Total
2026	$269	151	420
2027	705	4	709
2028	705	2	707
2029	98	750	848
2030 and thereafter	33	2,238	2,271

	$1,810	3,145	4,955

Sustainability-linked and green financing

As of March 31, 2025 and December 31, 2024, Cemex’s consolidated debt of $5,581 and $5,529, respectively, included balances outstanding denominated in Dollars, Euros and Pesos under either its 2021 Sustainability-linked Financing Framework (the “2021 SLFF”) or its 2023 Sustainability-linked Financing Framework (the “2023 SLFF”, and together with the 2021 SLFF, the “SLFFs”) of $4,647 in 2025 and $4,597 in 2024, representing the Company’s debt that is linked and aligned to Cemex’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy.

As of March 31, 2025, the balance of debt, which includes undrawn credit lines, under the SLFFs includes $4,083 of debt arising from bank loans, including the 2023 Credit Agreement described below. Under the 2023 Credit Agreement, the annual performance in respect to the metrics referenced in the 2023 SLFF may result in a total adjustment of the interest rate margin of plus or minus 5 bps1, in line with other sustainability-linked facilities from investment-grade rated borrowers.

The remainder of the debt balance under the SLFFs relates to the 2023 CEBURES. Of these, $146 or the variable rate leg is linked exclusively to one metric of the 2023 SLFF and may result in an increase of 20 bps in the nominal value at redemption. The remaining $418, or the fixed rate leg is also linked to only one metric of the 2023 SLFF and may result in a per annum increase of 25 bps to the interest rate applicable to the last four semi-annual coupon payments.

Additionally, Cemex’s securitization programs (notes 8 and 14.2) are linked to the 2021 SLFFs, utilizing one or more metrics and may result in an annual fee payment equivalent to up to 5 bps of the total facilities amount.

2023 Credit Agreement

On October 30, 2023, as a result of the refinancing of its 2021 Credit Agreement, extending the maturity to 2028, Cemex entered into the “2023 Credit Agreement”, which comprises a $1,000, 5-year amortizing term loan and a $2,000, 5-year committed revolving credit facility (“RCF”). The 2023 Credit Agreement represented a reduction of $500 in the term loan and an increase of $250 in the revolver of the 2021 Credit Agreement. The 2023 Credit Agreement, denominated exclusively in Dollars, maintains its previous interest rate margin and financial covenants, consistent with an investment-grade capital structure, which provide for a maximum ratio of Consolidated Net Debt (as defined below) to Consolidated EBITDA (as defined below) (“Consolidated Leverage Ratio”) of 3.75 times throughout the life of the loan and a minimum ratio of Consolidated EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. As of March 31, 2025 and December 31, 2024, the debt outstanding under the 2023 Credit Agreement amounted to $1,000 in both periods, and there are no amounts owed under the RCF.

All tranches under the 2023 Credit Agreement include a margin over SOFR1 from 100 bps1 to 175 bps, depending on the Consolidated Leverage Ratio ranging from less than or equal to 2.25 times in the lower end to greater than 3.25 times in the higher end.

The balance of debt under the 2023 Credit Agreement, in which debtor is Cemex, S.A.B. de C.V., is the borrower, is guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp. This guarantor structure is applicable in all senior notes of the Parent Company and the previous 2021 Credit Agreement.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

2023 Credit Agreement – continued

The 2023 Credit Agreement contains ongoing representations, warranties, affirmative and negative covenants, including financial covenants. As of March 31, 2025 and December 31, 2024, Cemex was in compliance with all covenants contained in the 2023 Credit Agreement. Cemex cannot assure that in the future it will be able to comply with all such covenants, including any financial covenants, which non-compliance, if not remedied, could result in an event of default, which could materially and adversely affect Cemex’s business and financial condition.

1

The Secured Overnight Financing Rate (“SOFR”) is a measure of the cost of borrowing cash overnight collateralized by Treasury securities. As of March 31, 2025 and December 31, 2024, SOFR rate was 4.41% and 4.49%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

Financial Covenants

Under the 2023 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, Cemex must comply with a maximum Consolidated Leverage Ratio of 3.75 times and a minimum Consolidated Coverage Ratio of 2.75 times throughout the life of the corresponding credit agreement. These financial ratios are calculated using the consolidated amounts under the terms of the agreement.

Consolidated Leverage Ratio

•

Under the 2023 Credit Agreement, the ratio is calculated by dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of Cemex, adjusted for net mark-to-market of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals.

Consolidated EBITDA: Under the 2023 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition.

Consolidated Coverage Ratio

•	Under the 2023 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the financial expense for the last twelve months as of the calculation date.

As of March 31, 2025 and December 31, 2024, under the 2023 Credit Agreement, the main consolidated financial ratios were as follows:

Consolidated financial ratios		Refers to the compliance limits and calculations that were effective on each date
		March 31, 2025	December 31, 2024
Leverage ratio	Limit	<=3.75	<=3.75
	Calculation	1.90	1.81

Coverage ratio	Limit	>=2.75	>=2.75
	Calculation	7.20	7.26

As a result of noncompliance with the agreed upon financial ratios or, in such an event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures followed upon Cemex’s lenders’ request, they may call for the acceleration of payments due under the 2023 Credit Agreement. That scenario would have a material adverse effect on Cemex’s operating results, liquidity or financial position. Cemex’s ability to comply with these ratios may be affected by economic conditions, volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets or other factors.

Cemex will classify all of its non-current debt as current debt if: 1) as of any measurement date Cemex fails to comply with any covenants that would cause a default, including the aforementioned financial ratios; and/or 2) the cross default-clause that is part of the 2023 Credit Agreement is triggered by the provisions contained therein. Moreover, although Cemex will not classify its non-current debt as current debt in the following events, Cemex will disclose the fact if: (i) as of any date prior to a subsequent measurement date Cemex expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

14.2) OTHER FINANCIAL OBLIGATIONS

As of March 31, 2025 and December 31, 2024, other financial obligations in the consolidated statement of financial position were detailed as follows:

	March 31, 2025			December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
I. Leases	$279	902	1,181	$269	902	1,171
II. Liabilities secured with accounts receivable	639	—	639	658	—	658

	$918	902	1,820	$927	902	1,829

I.	Leases (notes 6.1 and 12.2)

Cemex has several operating and administrative assets under lease contracts (note 12.2). Cemex applies the recognition exemption for short-term leases and leases of low-value assets.

II.	Liabilities secured with accounts receivable

As mentioned in note 8, as of March 31, 2025 and December 31, 2024, the funded amounts of trade accounts receivable sold under securitization programs and/or factoring programs with recourse of $639 and $658, respectively, were recognized within the line item “Other financial obligations” in the statement of financial position. For the three-month periods ended March 31, 2025 and 2024, the net cash flows used in these securitization programs were $23 and $58, respectively.

The balances of the Company’s other financial obligations associated with the programs for the sale of accounts receivable mentioned above are part of Cemex’s total obligations under the SLFFs framework mentioned before, which are linked and aligned to Cemex’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy.

14.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

As of March 31, 2025 and December 31, 2024, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	March 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (note 14.4)	$43	43	$60	60
Other investments and non-current accounts receivable	204	196	196	179

	$247	239	$256	239

Financial liabilities
Long-term debt (note 14.1)	$4,955	4,790	$5,340	5,145
Other financial obligations (note 14.2)	902	871	902	898
Derivative financial instruments (note 14.4)	87	87	100	100

	$5,944	5,748	$6,342	6,143

14.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 14.5), Cemex held derivative instruments with the objectives explained in the following paragraphs.

As of March 31, 2025 and December 31, 2024, the notional amounts and fair values of Cemex’s derivative instruments were as follows:

	March 31, 2025		December 31, 2024
	Notional amount	Fair value	Notional amount	Fair value
I. Foreign exchange forwards hedging the net investment	$1,041	25	713	63
II. Cross currency swaps	658	(83)	658	(100)
III. Interest rate swaps	600	8	600	14
IV. Fuel price hedging	312	6	356	6
V. Foreign exchange options	605	32	650	41

	$3,216	(12)	2,977	24

The caption “Financial income and other items, net” in the statements of income includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which for the three-month periods ended March 31, 2025 and 2024, represented net losses of $16 and $4, respectively. During the periods reported, Cemex did not have derivatives designated as fair value hedges.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Derivative financial instruments – continued

I.	Net investment hedges

As of March 31, 2025 and December 31, 2024, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 15 months for notional amounts of $500 and $492, respectively. Cemex has designated this program as a hedge of Cemex’s net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other equity reserves. For the three-month periods ended March 31, 2025 and 2024, these contracts generated losses of $16 and $24, respectively, which partially offset currency translation results in each year recognized in equity generated from Cemex’s net assets denominated in Pesos. The losses generated for the three-month periods ended March 31, 2025 and 2024 are related to the appreciation of the Peso against the Dollar during these periods.

In addition, as of March 31, 2025 and December 31, 2024, as part of Cemex’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $279 and $221, respectively. These capped forwards contain limits on the upside that the instrument may generate. Changes in the fair market value of such capped forward contracts are also recognized as part of other equity reserves. For the three-month periods ended March 31, 2025 and 2024, these contracts generated losses of $2 and $16, respectively, which partially offset currency translation effects recognized in equity generated from Cemex’s net assets denominated in Pesos due to the appreciation of the Peso against the Dollar in the three-month periods ended March 31,2025 and 2024.

Moreover, as of March 31, 2025, Cemex held cross-currency swap contracts for a notional amount of $262, which were entered into in January 2025. Cemex has designated this program as a hedge of Cemex’s net investment in Euros, pursuant to which changes in the fair market value of these instruments are recognized as part of other equity reserves which partially offset currency translations results in each year recognized in equity generated from Cemex´s net assets denominated in Euros. In addition, changes in the fair value of these contracts related to the interest rate leg are initially recognized as part of other equity reserves and are subsequently allocated through financial expense, as interest expense on the related loans is accrued in the statement of income. For the three-month period ended March 31, 2025, changes in the fair value of these contracts generated losses of $4, recognized in other equity reserves. For the three-month period ended March 31, 2025, Cemex reclassified results from other equity reserves to the line item “Financial expenses” representing income of $1.

II.	Cross currency swaps

As of March 31, 2025 and December 31, 2024, Cemex held cross-currency swap contracts for a notional amount of $658, in both periods, in connection with the 2023 CEBURES, aiming to change the rate and currency risk profile of such 2023 CEBURES from the Peso to the Dollar. Cemex designated these contracts as cash flow hedges of interest rate payments in relation to an equivalent amount of variable and fixed interest rate debt. Changes in fair value of these contracts for the interest rate swap leg are initially recognized as part of other equity reserves and are subsequently allocated through financial expense as interest expense on the related loans is accrued in the statement of income, while changes in fair value of the currency forward leg are recognized directly in the statement of income partially offsetting the related Peso denominated debt’s foreign exchange fluctuation. For the three-month period ended March 31, 2025 and 2024, changes in the fair value of these contracts generated gains of $17 and $25, respectively, recognized in other comprehensive income. Moreover, during the same periods, Cemex reclassified results from equity to the line item “Financial expenses” representing income of $6 in 2025 and of $7 in 2024.

In addition, Cemex entered into a different cross-currency swap contract that were unwounded during the three-month period ended March 31, 2025, resulted in a settlement loss of $7, recognized directly in the statement of income as part of “Financial income and other items, net.”

III.	Interest rate swaps

For accounting purposes under IFRS, Cemex designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt. As a result, changes in the fair value of these contracts are initially recognized as part of other equity reserves and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of income.

As of March 31, 2025 and December 31, 2024, Cemex held interest rate swaps for a notional amount of $600, in both periods, with a fair value representing assets of $8 in the three-month period ended March 31, 2025 and assets of $14 in the year ended December 31, 2024. For the three-month periods ended March 31, 2025 and 2024, changes in the fair value of these contracts generated losses of $6 and gains of $2, respectively, recognized in other equity reserves. Moreover, during the same periods, Cemex reclassified results from other equity reserves to the line item “Financial expenses” representing income of $3 in 2025 and $6 in 2024.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Derivative financial instruments – continued

IV.	Fuel price hedging

As of March 31, 2025 and December 31, 2024, Cemex maintained swap and option contracts negotiated to hedge the price of certain fuels in several operations, primarily diesel and gas, for aggregate notional amounts of $121 and $134, respectively, with an estimated aggregate fair value representing assets of $3 in the three-month period ended March 31, 2025 and assets of $1 in the year ended December 31, 2024. By means of these contracts, for its own consumption only, Cemex either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other equity reserves and are recycled to operating expenses as the related fuel volumes are consumed. For the three-month periods ended March 31, 2025 and 2024, changes in fair value of these contracts recognized in other equity reserves represented gains of $2, and $6, respectively. Moreover, during the same periods, Cemex recycled results from other equity reserves to the line items of “Cost of sales” and “Operating expenses,” as applicable, representing losses of $1 in both periods.

In addition, as of March 31, 2025 and December 31, 2024, Cemex held Brent oil call spreads with notional amounts of $135 and $150, respectively, intended economically to mitigate the exposure over a portion of the diesel cost implicit in Cemex’s distribution expense. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net.” For the three-month periods ended March 31, 2025 and March 31, 2024, these contract resulted in a loss of $1 and an income of $1, respectively.

In March 2024, Cemex entered a Coal call spread for a notional amount of $81. As of March 31, 2025 and December 31, 2024 Cemex held these financial derivative instruments with a notional of $56 and $72, respectively, intended to economically mitigate the exposure over the petcoke consumption in Cemex production process. Changes in the fair value of these contracts are recognized directly in the statements of income as part of “Financial income and other items, net.” For the three-month period ended March 31, 2025, these contracts resulted in a loss of $1.

V.	Foreign exchange options

As of March 31, 2025 and December 31, 2024, Cemex held Dollar/Peso call spread option contracts for a notional amount of $605 and $650, respectively. Such contracts mature between March 2026 and March 2027 and were negotiated to maintain the value in Dollars over an equivalent amount of revenue generated in Pesos. For the three-month periods ended March 31, 2025 and 2024, changes in the fair value of these instruments generated losses of $7 and $5, respectively, recognized within “Financial income and other items, net” in the statement of income. The losses generated for the three-month periods ended March 31, 2025 and March 31, 2024, are related to the appreciation of the Peso against the Dollar during these periods.

14.5) RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sold or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, Cemex is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petroleum coke, carbon slags, gypsum and other industrial materials which are commonly used by Cemex in the production process, and expose Cemex to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent Cemex’s risk management framework and that are supervised by several Committees, Cemex’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which Cemex incurred its debt, with those in which Cemex generates its cash flows.

As of March 31, 2025 and December 31, 2024, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 14.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The main risk categories are mentioned below:

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Credit risk

Credit risk is the risk of economic loss faced by Cemex if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of March 31, 2025 and December 31, 2024, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, Cemex’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance that analyzes the creditworthiness of each client individually before offering the general conditions of payment terms and delivery. The review includes external ratings when references are available and, in some cases, bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require various levels of approval. Customers who do not meet the levels of solvency requirements imposed by Cemex are not granted with credit terms. As of March 31, 2025, Cemex’s best estimate of potential expected losses based on the ECL model (note 8) was $76.

Interest rate risk

Interest rate risk is the risk that a financial instrument’s fair value or future cash flows will fluctuate because of changes in market interest rates, which only affects Cemex’s results if the fixed-rate long-term debt is measured at fair value. Cemex’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. Cemex’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. Cemex manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. Cemex could renegotiate the conditions or repurchase the debt, particularly when the net present value (“NPV”) of the estimated future benefits from the interest rate reduction is expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

Liquidity risk

Liquidity risk is the risk that Cemex will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet Cemex’s overall liquidity needs for operations, servicing debt and funding capital expenditures and other acquisitions, Cemex relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Cemex is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect Cemex’s results and reduce cash from operations.

As of March 31, 2025, current liabilities, which included $1,544 of current debt and other financial obligations, exceed current assets by $966. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the three-month period ended March 31, 2025, Cemex used net cash flows in operating activities of $139. The Company’s management considers that Cemex will generate sufficient cash flows from operations in the following twelve months to meet its current obligations. In addition, as of March 31, 2025, Cemex has a committed line of credit under the RCF for $2,000 and €300. As of March 31, 2025, $2,000 and €300 of the RFC was available for Cemex.

15)	OTHER CURRENT LIABILITIES

As of March 31, 2025 and December 31, 2024, consolidated other current liabilities were as follows:

	March 31, 2025	December 31, 2024
Other accounts payable and accrued expenses [1]	$705	569
Provisions	429	399
Contract liabilities with customers [2]	226	269
Interest payable	94	89

	$1,454	1,326

1

Other accounts payable and accrued expenses mainly refer to accrued fixed and variable employee benefits, insurance payments and accruals for public services. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of March 31, 2025 and December 31, 2024, contract liabilities with customers included $184 and $225, respectively, of advances received from customers.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

16)	INCOME TAXES

16.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax expense in the statements of income for the three-month periods ended March 31 2025 and 2024 are summarized as follows:

	2025	2024
Current income tax expense [1]	$56	36
Deferred income tax benefit (expense)	(5)	—

	$51	36

1	Includes alternative minimum taxes which were not material.

16.2)	SIGNIFICANT TAX PROCEEDINGS

Cemex is involved in several ongoing tax proceedings which have not required the recognition of accruals since the Company does not consider probable and adverse resolution considering the evidence at its disposal. Nonetheless, the Company cannot assure obtaining favorable resolutions in each case.

As of March 31, 2025, the Company’s most significant tax proceedings are as follows:

•

In connection with the fines imposed by the tax authorities in Spain (the “Tax Authorities”) related to the years 2006 to 2009, on February 21, 2025, Cemex España received an adverse resolution from the National Court denying the motion for execution of judgement filed on September 9, 2024 against the assessment issued by the tax authorities in Spain, in which Cemex España claimed the right to a reduction of the remaining outstanding amount of the fines for an amount equivalent to $194. On February 28, 2025, Cemex España appealed such resolution before the National Court. As of March 31, 2025, the National Court has not issued any resolution to the appeal filed by Cemex España.

17)	STOCKHOLDERS’ EQUITY

17.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of March 31, 2025 and December 31, 2024, the breakdown of consolidated common stock and additional paid-in capital was as follows:

	March 31, 2025	December 31, 2024
Common stock	$318	318
Additional paid-in capital	7,381	7,381

	$7,699	7,699

On March 26, 2025 stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) the payment of a cash dividend for a total of $130 in four equal quarterly installments beginning in June 2025 and finalizing in March 2026; (b) setting the amount of $500 or its equivalent in Pesos as the maximum amount that during fiscal year 2025, and until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee and, the Sustainability, Climate Action, Social Impact and Diversity Committee.

On March 22, 2024, Cemex, S.A.B. de C.V. held its ordinary general shareholders’ meeting. The most significant items approved by shareholders at the ordinary general shareholders’ meeting were: (a) the payment of a cash dividend for a total amount of $120 in four equal installments (June 2024, September 2024, December 2024 and March 2025); (b) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that during fiscal year 2024, and until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held, Cemex, S.A.B. de C.V. may use this amount for the acquisition of its own shares or securities that represent such shares; (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and the Finance Committee and the Sustainability Climate Action, Social Impact and Diversity Committee; and (d) the extension of share-based long-term compensation programs in shares of Cemex, S.A.B. de C.V.’s until December 31, 2028. During 2024, there were no purchases of own shares under the outstanding share repurchase program.

As of March 31, 2025 and December 31, 2024, Cemex, S.A.B. de C.V. did not issue shares in connection with its executive share-based compensation programs.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

17.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES

As of March 31, 2025 and December 31, 2024, the caption of other equity reserves and subordinated notes was integrated as follows:

	March 31, 2025	December 31, 2024
Other equity reserves	$(2,601)	(2,756)
Subordinated notes	1,986	1,986

	$(615)	(770)

Subordinated notes

As of March 31, 2025 and December 31, 2024, Cemex held $1,000 of 9.125% subordinated notes issued in March 2023 (the “2023 Subordinated Notes”). The 2023 Subordinated Notes are aligned with the Green Financing Framework (the “GFF”) and the net proceeds should be applied to finance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its GFF’s use-of-proceeds. EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient and/or circular economy adapted products, production technologies and processes. See note 20 for subsequent events related to the redemption of these notes.

Moreover, as of March 31, 2025 and December 31, 2024, Cemex held $1,000 of 5.125% subordinated notes issued in June 2021 (the “2021 Subordinated Notes”). The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries and the repayment of debt.

Under the 2023 Subordinated Notes and the 2021 Subordinated Notes (jointly the “Subordinated Notes”), which do not have a maturity or repayment date or mandatory redemption date, interest may be deferred indefinitely at the sole discretion of the Parent Company. In addition, the Subordinated Notes: (i) are not redeemable at the option of the holders of the Subordinated Notes (the “Noteholders”), (ii) do not have the benefit of standard debt covenants, and (iii) do not include an event of default relating to a payment or covenant default with respect to any indebtedness of Cemex. Moreover, the Parent Company is in control of the instances that may lead to the repayment of the Subordinated Notes, including Cemex’s repurchase option on the fifth anniversary of each issuance, the specific redemption events as well as those under a reorganization or bankruptcy event under the applicable laws. In the hypothetical event of liquidation of the Parent Company, the Noteholders would have a claim on any residual net assets available after all liabilities have been settled; therefore, the Noteholders have no guarantee of collecting the principal amounts of the Subordinated Notes or any deferred accrued interest, if any.

Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32, Financial Instruments: Presentation (“IAS 32”), Cemex concluded that the Subordinated Notes do not meet the definition of financial liability under IAS 32 considering that they include no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer, and consequently are classified in controlling interest stockholders’ equity within Other equity reserves.

Coupon payments on the Subordinated Notes were included within “Other equity reserves” and amounted to $37 and $37 for the three-month periods ended March 31, 2025 and 2024, respectively.

17.3)	NON-CONTROLLING INTEREST

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of March 31, 2025 and December 31, 2024, non-controlling interest in equity amounted to $296 and $301, respectively. For the three-month periods ended March 31, 2025 and 2024, non-controlling interests in consolidated net income were $8 and $4, respectively. These non-controlling interests arise mainly from the following Cemex’s subsidiaries:

•	TCL shares trade in the Trinidad and Tobago Stock Exchange. As of March 31, 2025 and December 31, 2024, there is a non-controlling interest in TCL of 30.17% of its common shares, in both periods.

•

As mentioned in note 3.1, on December 2, 2024, Cemex completed the sale of its operations and assets in the Philippines. As a result of the disposal, the related non-controlling interest was derecognized.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

18)	LEGAL PROCEEDINGS

18.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

Cemex is involved in various significant legal proceedings, the adverse resolutions are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by Cemex. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Cemex believes that it will not make significant expenditure over the amounts recorded. As of March 31, 2025, there has not been any notable change in respect to December 31, 2024 in connection with the most significant proceedings.

18.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS

Cemex is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, Cemex cannot assure the achievement of a final favorable resolution.

The most significant development as of March 31, 2025 in comparison with December 31, 2024 is as follows:

•

In connection with the investigation related to the business in France in the construction chemical sector, which includes chemical admixtures and additives for use in concrete, cement and related construction products. On March 28, 2025, the European Commission sent an additional request for information. The fact that this investigation is being conducted does not mean that the European Commission has concluded that Cemex has violated the law. As of March 31, 2025, due to the current stages of this investigation, Cemex is not able to assess the likely outcome of the investigation, or in case of an adverse result, if it would have a material adverse impact on our results of operations, liquidity and financial condition.

18.3) OTHER SIGNIFICANT PROCESSES

•

On February 3, 2025, in connection with the procedures before the National Environmental License Authority (“ANLA”) to expand the environmental extraction license from the Maceo Plant quarry, Cemex was informed that the reconsideration petition was denied and the shelving decision confirmed. As of March 31, 2025, Cemex expects to submit a new request to modify the Environmental License to expand production capacity, however, Cemex believes that the failure to modify the Environmental License would not have a material adverse impact on its business, financial condition, liquidity, and results of operations.

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As of March 31, 2025, Cemex completed the obtention of the most relevant permits and all authorizations for the construction of the access road to the Maceo Plant. It is expected that the access road will be substantially completed in 2025 as well as the commissioning of the Maceo Plant.

19)	MATERIAL ACCOUNTING POLICIES

19.1)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of Cemex, S.A.B. de C.V. and those of all controlled entities. Balances and operations between related parties are eliminated in consolidation.

Investments in associates and joint controlled entities are accounted for by the equity method. The equity method reflects the investee’s original cost and Cemex’s share of the investee’s equity and earnings after acquisition.

19.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The main items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, the recognition of uncertain tax positions, the measurement of asset retirement obligations, as well as provisions regarding legal proceedings and environmental liabilities, among others. Significant judgment is required by management to appropriately assess the amounts of these concepts.

Cemex, S.A.B. de C.V. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

(Millions of U.S. Dollars)

Material accounting policies – continued

19.3)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded in the functional currency of each consolidated entity at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each consolidated entity at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves,” as part of the foreign currency translation adjustment until the disposal of the foreign net investment, at which time, the accumulated amount in equity is recycled through the statement of income as part of the gain or loss on disposal.

The financial statements of consolidated entities, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statements of income. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment until the disposal of the net investment in the consolidated entity.

Considering its integrated activities, for purposes of functional currency, the Parent Company deemed to have two divisions, one related with its financial and holding company activities, in which the functional currency is the Dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the Peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of income with respect Cemex’s main functional currencies to the Dollar as of March 31, 2025 and 2024 and December 31, 2024, were as follows:

	As of March 31, 2025		As of December 31, 2024		As of March 31, 2024
Currency	Closing	Average	Closing	Average	Closing	Average
Peso	20.48	20.58	20.83	18.55	16.57	16.95
Euro	0.9245	0.9495	0.9654	0.9265	0.9264	0.9237
British Pound Sterling	0.7740	0.7910	0.7988	0.7819	0.7921	0.7898
Colombian Peso	4,193	4,161	4,409	4,104	3,842	3,900

19.4)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect on the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	The amendments to IFRS 9 and IFRS 7 clarify the derecognition of financial liabilities on the settlement date, allowing accounting options for electronic settlements, and require additional disclosures for financial assets and liabilities with contingent terms, including Environmental, Social and Governance features.	January 1, 2026

In addition, IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1 and is effective beginning January 1, 2027, introduces new categories and subtotals in the statement of profit or loss, requires disclosure of management-defined performance measures, and establishes new requirements for the location, aggregation, and disaggregation of financial information. Cemex is analyzing these changes in formats and presentation

20)	SUBSEQUENT EVENTS

On April 10, 2025, Cemex concluded the full redemption of the $1,000 outstanding aggregate principal amount of its 9.125% Subordinated Notes (note 17.2), pursuant to the indenture dated as of March 14, 2023. The 9.125% Notes were redeemed at par plus a premium of 1%, together with accrued and unpaid interest on the Notes, for a total amount of $1,039.